Exhibit 99.A
Shell Canada Limited
2006 Annual Information Form
For the year ended December 31, 2006
March 8, 2007

Annual Information Form

Attached to this Annual Information Form is the Annual Report to shareholders for the year ended December 31, 2006 of Shell Canada Limited (Annual Report). Copies of this Annual Information Form and the Annual Report can also be found on the Corporation’s website at www.shell.ca and under Shell Canada’s profile at www.sedar.com.

Those sections of the Annual Report referenced herein are specifically incorporated by reference into this Annual Information Form. Any sections of the Annual Report not referenced herein do not form part of this Annual Information Form.

Unless the contents indicate otherwise, the terms “Shell,” “Shell Canada,” “Shell Canada Limited,” “Corporation” and “Company” are used interchangeably in this Annual Information Form to refer to Shell Canada Limited and its consolidated subsidiaries.

Corporate Structure

NAME AND INCORPORATION

Shell Canada Limited was incorporated under the laws of Canada in 1925 as the successor to The Shell Company of Canada, Limited, incorporated in 1911, and was continued under the Canada Business Corporations Act on May 1, 1978.

The Corporation’s articles or other establishing documents have been subject to the following material amendments: (i) Supplementary Letters Patent effective May 14, 1973 subdividing the Class “A” and Class “B” common shares of the Corporation on a three-for-one basis; (ii) Articles of Amalgamation effective January 1, 1986 reflecting the Corporation’s amalgamation with a wholly owned subsidiary, Shell Canada Resources Limited; (iii) Articles of Amendment effective June 1, 1989 converting the Class “B” common shares to Class “A” common shares on a four-for-one basis and deleting the Series “A” preferred shares; (iv) Articles of Amendment effective May 20, 1997 splitting the Class “A” common shares on a three-for-one basis; (v) Articles of Amalgamation effective July 1, 1998 reflecting the Corporation’s amalgamation with a wholly owned subsidiary, 177487 Canada Ltd.; (vi) Articles of Amendment dated May 2, 2000 redesignating the Class “A” common shares of the Corporation to common shares and deleting all references to Class “B” common shares; (vii) Restated Articles of Incorporation effective May 18, 2000 consolidating prior amendments; and (viii) Articles of Amendment effective June 6, 2005 subdividing the common shares on a three-for-one basis as of June 21, 2005.

The head and registered office of the Corporation is located at 400-4th Avenue S.W., Calgary, Alberta, T2P 0J4.

INTERCORPORATE RELATIONSHIPS

The Corporation’s principal subsidiary, Shell Canada Products Limited, is wholly owned and was incorporated under the Canada Business Corporations Act in 1982. Shell Canada Products Limited owns 99.99 per cent of the partnership units and is the managing partner of Shell Canada Products, an Alberta partnership. The balance of the partnership units are held by a wholly owned subsidiary of the Corporation. Shell Canada Products is engaged in the manufacture, distribution and marketing of refined petroleum products.

Effective January 1, 2007, the Corporation transferred the principal assets of its Exploration & Production and Oil Sands business units to Shell Canada Energy, an Alberta partnership. Shell Canada Limited is the principal holder of the partnership units and is the managing partner of Shell Canada Energy. The balance of the partnership units are held by two wholly owned subsidiaries of the Corporation, BlackRock Ventures Inc. and 6581528 Canada Ltd.

The total revenues and total assets of the Corporation’s other operating subsidiaries, in the aggregate, represent less than 20 per cent of Shell’s total consolidated revenues and total consolidated assets, respectively.

CAPITAL STRUCTURE

The Corporation is authorized to issue an unlimited number of common shares, an unlimited number of four per cent cumulative redeemable preference shares and an unlimited number of preferred shares.

CORPORATE STRUCTURE   1

General Development of the Business

Shell Canada, a large integrated petroleum company in Canada, operates principally in three industry segments: Exploration & Production (E&P), Oil Sands and Oil Products. E&P explores for, produces and markets natural gas and natural gas liquids. Oil Sands is responsible for an integrated bitumen mining and upgrading operation and Shell Canada’s in situ bitumen business in Alberta. Oil Products manufactures, distributes and markets refined petroleum products across Canada.

THREE-YEAR HISTORY

20041  Shell Canada reported earnings of $1,283 million or $1.55 per common share compared with earnings of $810 million or $0.98 per share in 2003. The return on average capital employed (ROACE) of 19.9 per cent was an improvement over the previous year’s 13.1 per cent. E&P earnings in 2004 were $450 million compared with $619 million in 2003. The decline in earnings was primarily attributed to lower production volumes, higher exploration expenses due to increased activity, higher depreciation charges for the Sable Offshore Energy Project (SOEP) and previously reported charges related to the expensing of Mackenzie Gas Project costs and changes in the Company’s Long Term Incentive Plan (LTIP). E&P capital and predevelopment expenditures were $435 million compared with $385 million in 2003. Oil Products’ earnings were $449 million in 2004, up from $344 million in 2003. The improvement was due to strong refining margins, higher prices for benzene and improved feedstock volumes from the integrated Oil Sands operations. Good refinery reliability throughout 2004 also contributed to the results. Oil Products’ capital expenditures were $313 million compared with $194 million in 2003. Oil Sands generated earnings of $376 million in 2004 versus a loss of $142 million in 2003 when the Athabasca Oil Sands Project (AOSP) was in start-up mode. Higher prices and volumes and lower unit costs were the main contributors to the earnings increase as AOSP production ramped up to design levels over the first nine months of 2004. However, production volumes decreased over the final three months of the year as a result of repair and maintenance activities at the Muskeg River Mine and the Scotford Upgrader. Oil Sands capital and predevelopment expenditures were $195 million compared with $123 million in 2003.

20051 Shell Canada reported earnings of $2,001 million in 2005, or $2.43 per common share, compared with $1,283 million or $1.55, respectively, in 2004. An increased contribution from the Oil Sands business was the main reason for the 56 per cent increase over the previous year. ROACE of 26.7 per cent was an improvement over the previous year’s 19.9 per cent. E&P earnings in 2005 were $665 million compared with $450 million in 2004. The improvement was mainly due to strong commodity prices, and new production from basin-centred gas (BCG). E&P capital and predevelopment expenditures were $796 million compared with $435 million in 2004. Oil Products’ earnings were $434 million in 2005, slightly down from $449 million in 2004. The small decrease was due to the increase in expenses resulted from higher refinery maintenance costs, increased costs for purchased product and higher LTIP charges. Oil Products’ capital expenditures in 2005 were $484 million compared with $313 million in 2004. In its second full year of integrated operations, Oil Sands reported earnings of $783 million compared with $376 million in 2004 due to increased volumes at Athabasca Oil Sands Project (AOSP) and higher prices. This represented 39 per cent of the Company’s overall earnings, a significant contribution from this relatively new business. The earnings increase also reflected higher proceeds from insurance settlements and use of non-capital losses in 2005, offset by higher LTIP charges. The 2005 earnings included insurance proceeds of $82 million for the final settlement on a loss of profit claim related to the January 2003 fire at the Muskeg River Mine. In December 2004, Shell Canada acquired non-capital losses with the acquisition of a related party, Coral Resources Canada ULC, and in 2005 this resulted in a benefit of $164 million. Oil Sands capital and predevelopment expenditures were $420 million compared with $195 million in 2004.

2006 For highlights of 2006, reference is made to the business sections in the “Management’s Discussion and Analysis” section of the Annual Report found on pages 7 to 48.

TRENDS

2007 For a discussion of the significant initiatives planned by the Company for 2007, reference is made to the business sections in the “Management’s Discussion and Analysis” section of the Annual Report found on pages 7 to 48.

[1]	2004 and 2005 earnings have been restated to reflect that effective January 1, 2006, the Peace River business, which operates an in situ bitumen facility near Peace River, was transferred from Shell Canada’s E&P to Oil Sands business and the retroactive adoption of Emerging Issues Committee (EIC) Abstract 162 “Stock-Based Compensation For Employees Eligible to Retire Before The Vesting Date” with prior period restatement as required. Reference is made to Note 1 of the Consolidated Financial Statements on pages 57 to 59 of the Annual Report.

 2      GENERAL DEVELOPMENT OF THE BUSINESS

Narrative Description of the Business

EXPLORATION & PRODUCTION

Shell Canada has been engaged in the exploration and production of crude oil and natural gas in Canada since 1939. From 1976 to 1985, Shell Canada’s exploration and production operations were managed and operated through a wholly owned subsidiary of the Corporation, Shell Canada Resources Limited (Shell Resources). Shell Canada Limited was amalgamated with Shell Resources on January 1, 1986, and the Resources business of Shell Canada, renamed in 2004 as Exploration & Production (E&P), became part of the operations of Shell Canada Limited. In 1999, Shell Canada sold its conventional crude oil producing interests. Effective January 1, 2006, the Peace River business, which operates an in situ bitumen facility near Peace River, was transferred from E&P to Shell Canada’s Oil Sands business.

E&P explores for, produces and markets natural gas, natural gas liquids (NGLs), and sulphur. This upstream business operates four natural gas processing facilities in the Foothills of Alberta. The Company also has a 31.3 per cent share of the SOEP, which produces natural gas and natural gas liquids off the coast of Nova Scotia.

The Corporation’s conventional oil and gas reserves disclosure and related information have been prepared in reliance on a decision of the applicable Canadian securities regulatory authorities under National Instrument 51-101 — Standards of Disclosure for Oil and Gas Activities (NI 51-101), which permits the Corporation to present its reserves disclosure in accordance with the applicable requirements of the United States Financial Accounting Standards Board (FASB) and the United States Securities and Exchange Commission (SEC). This disclosure differs from the corresponding information required by NI 51-101. If Shell Canada had not received the decision, it would be required to disclose proved plus probable oil and gas reserves estimates based on forecasted prices and costs and information relating to future net revenue using forecasted prices and costs.

Additional information related to E&P may be found on pages 18 to 25 of the Annual Report and in Schedule I and Schedule IIIA on pages 23 and 24 and pages 36 and 37, respectively, of this Annual Information Form.

Principal Products

Shell Canada’s E&P segment is a major producer of natural gas, natural gas liquids and sulphur in Canada.

Principal Markets and Methods of Distribution

Natural Gas Shell Canada sells the majority of its Western Canada natural gas production to 3095381 Nova Scotia Company, an affiliated company that operates as part of the Royal Dutch Shell plc global trading organization, at Alberta market-based prices (AECO reference price).

The SOEP started up late in December 1999. It is owned jointly by Shell Canada, ExxonMobil Canada Properties, Imperial Oil Resources, Pengrowth Corporation and Mosbacher Operating Ltd. Shell’s equity share of natural gas production from SOEP is 31.3 per cent and is marketed both directly to end use customers in North America and to an affiliate, Coral Energy Canada Inc.

Natural Gas Liquids Shell Canada is a major producer and marketer of natural gas liquids (ethane, propane, butane and condensate) in Canada. NGLs are used in a variety of petrochemical, refining, and diluent applications, with propane also being consumed by the transportation and space-heating sectors.

Shell Canada has investments in shared infrastructure near major market centres in Edmonton, Alberta; Sarnia, Ontario; and Point Tupper, Nova Scotia; for the processing, storage and delivery of natural gas liquids to meet customer requirements.

NARRATIVE DESCRIPTION OF THE BUSINESS   3

Natural gas liquids production from these facilities, as well as from Foothills gas plants, is sold to both Canadian and U.S. markets. SOEP condensate production is shipped by marine tanker to North American markets.

Sulphur Shell Canada is one of the world’s largest sulphur producers and marketers with 38 per cent of Canadian sulphur sales, and approximately 16 per cent of world traded sulphur. Shell markets sulphur primarily to export markets. China, United States (U.S.), Australia and Brazil represent Shell’s four largest export markets. Most of Shell’s sulphur customers are in the fertilizer industry. Sulphur is shipped by rail to the United States in liquid form and, for markets outside North America, it is moved in solid form by rail to the Port of Vancouver, British Columbia, for shipping in dry bulk cargo vessels to overseas markets.

Revenues by Product

Reference is made to Note 2 “Segmented Information” of the Consolidated Financial Statements on pages 60 to 63 of the Annual Report.

The following tables set out the percentage of revenue by type of customer:

Natural Gas (%)	2006	2005	2004

Inter-segment sales	3	2	2
Sales to third parties	9	14	13
Sales to related parties	88	84	85

Total natural gas sales	100	100	100

Natural Gas Liquids (%)	2006	2005	2004

Inter-segment sales	11	4	2
Sales to third parties	81	93	96
Sales to related parties	8	3	2

Total natural gas liquids sales	100	100	100

Source and Availability of Raw Materials

The source and availability of natural gas and natural gas liquids reserves depends upon the success of Shell’s exploration and development programs. Shell’s development programs are focused in three areas: gas fields in the deep foothills, the deep basin region of Western Canada and the gas fields near Sable Island, offshore Nova Scotia. Shell’s exploration program continues to focus on exploring for new reserves in the Western Canada Sedimentary Basin (WCSB), and maintains exploration interests off the East and West coasts of Canada and in Northern Canada. In 2006, the Company continued to acquire additional land positions in northeast British Columbia, the deep basin region of Western Canada, and in the Beaufort Sea.

In 2006, follow-up activities to Shell’s 2004 Tay River discovery were conducted, with the drilling of two more wells, one to delineate the original discovery and the other to test a new structure. Both were unsuccessful.

In northeast British Columbia, major activity occurred in 2006 and into 2007 to tie in five wells, three of which were drilled in 2006. This activity includes construction of a major gathering system and dehydration facility at Wolverine River. Limitations in the main gathering system and processing facility will restrict gas sales from this region in the near term.

The basin-centred gas (BCG) business progressed in its drilling program and its first full year of production from the Chinook Ridge field. Investment in infrastructure was made and construction commenced to build a new pipeline and expand local gas processing capacity in the region to accommodate future production growth. This program of exploration and development will be accelerated in 2007. These facilities are expected to be completed and operating by late 2007.

 4      NARRATIVE DESCRIPTION OF THE BUSINESS

In the Orphan Basin, offshore Newfoundland and Labrador, the first deep water exploration well, in which Shell has a 20 per cent interest, was spudded in August and continued drilling into the first quarter 2007. Further drilling and seismic acquisition is planned for 2007.

Seasonality

Historically, natural gas sales prices have been higher in the first and fourth quarters of the year as a result of increased heating demand during the winter months. However, in 2006 prices for natural gas came under pressure over the first quarter due to mild temperatures and record levels of gas in North American storage. Prices dropped to five-year lows at the end of the third quarter as the anticipated repeat of the 2005 hurricane season failed to materialize. Fourth quarter prices recovered to first quarter levels due to weather-related demand, although well below the levels experienced in the fourth quarter of 2005.

Drilling Activity

Reference is made to the “Exploration and Development Wells Drilled” table and as well the “Productive Wells” table on page 79 of the Annual Report.

Present Activity

Reference is made to the “Exploration and Development Wells Drilled” table on page 79 of the Annual Report.

Location of Production

Shell Canada operates and has substantial interests in natural gas plants in Alberta and has substantial interests in natural gas plants in Nova Scotia, which process approximately 71 per cent of its current sales volumes. The remaining sales volumes are processed in other natural gas processing plants in Alberta, in which Shell Canada has varying interests or to which it has access under processing agreements.

The following table sets out the capacity and utilization of Shell Canada’s major plants:

Gas Plants

		Current	Utilization
	Shell Canada’s	Sales Gas	of Current
	Interest	Capacity [1]	Capacity [2]
	(%)	(millions of cubic feet per day)	(%)

Waterton	100	165	58

Jumping Pound	100	151	81

Burnt Timber	82	86	85

Caroline	72	129	66

Wildcat Hills (outside operated)	34	113	75

Goldboro (outside operated)	31	565	60

[1]	Based on inlet gas composition, the current volume of sales gas that can be processed with all equipment running and feed gas optimized based on product prices.

2 Based on average daily sales relative to current capacity in 2006.

NARRATIVE DESCRIPTION OF THE BUSINESS   5

Shell also has interests in four major outside operated natural gas liquids fractionation and storage facilities.

NGL Fractionation/Storage
	Shell Canada’s	Shell Share	Shell Share
	Interest	Capacity	Utilization [1]
	(%)	(thousands of barrels per day)	(%)

Fort Saskatchewan, Alberta

De-ethanizer	44	31	68

Fractionator	42	13	47

Sarnia, Ontario

Fractionator	13	15	95

Point Tupper, Nova Scotia

Fractionator	31	10	57

Empress Wolcott Facility, Alberta

Straddle Plant	6	2	100

1 Based on average daily throughput relative to available capacity.

The significant fields in which Shell owns varying interests are:

Natural Gas, Natural Gas Liquids and Sulphur Production

Alberta	British Columbia	Nova Scotia

Burnt Timber	Northeast B.C.	Alma

Clearwater		Thebaud

Limestone		South Venture

Panther River		North Triumph

Wildcat Hills		Venture

Chinook Ridge

Caroline

Jumping Pound

Moose/Whiskey

Waterton

Tay River

A large quantity of the natural gas production comes from fields with natural gas containing significant amounts of liquids and hydrogen sulphide. Production from these fields requires complex treatment, which yields substantial volumes of natural gas liquids and sulphur, as well as marketable natural gas.

Location of Wells

Reference is made to the “Productive Wells” table on page 79 of the Annual Report.

Interest in Material Properties

Reference is made to the “Landholdings” table on page 86 of the Annual Report.

 6      NARRATIVE DESCRIPTION OF THE BUSINESS

Reserves Estimates

Reference is made to the “Reserves” section on pages 80 and 81 of the Annual Report and to Schedule I on pages 23 and 24 of this Annual Information Form.

Source of Reserves Estimates

Reserves estimates are prepared by the Corporation’s internal qualified reserves evaluators. No independent qualified reserves evaluator or auditor was involved in the preparation of the Corporation’s conventional oil and gas reserves data. An external, independent petroleum consulting firm audited 100 per cent of the proved conventional oil and gas estimates prepared by the Corporation’s internal reserves evaluators and verified compliance with applicable FASB and SEC requirements.

Shell’s Chief Reservoir Engineer is a qualified reserves evaluator, as defined by NI 51-101, and together with the Company’s internal team of reservoir engineers, evaluates the Company’s conventional oil and gas reserves data. The conventional oil and gas reserves estimates prepared by the Chief Reservoir Engineer are reviewed by the Chief Executive Officer, members of senior management in the E&P segment and the Reserves Committee prior to submission of the estimates to the Board of Directors for approval.

The Reserves Committee has been delegated the responsibility by the Board of Directors to review the Corporation’s processes and related procedures for the disclosure of conventional oil and gas reserves data as permitted by NI 51-101. All members of the Reserves Committee are independent, outside directors and are not related to the Corporation or to its majority shareholder.

Reference is made to Schedule IIIA on pages 36 and 37 and Schedule V on pages 41 and 42, respectively, of this Annual Information Form.

Reconciliation of Reserves

Reference is made to the “Reserves” section on pages 80 and 81 of the Annual Report.

History

Reference is made to the “Production” table on page 78 of the Annual Report.

Revenue

Natural Gas ($/mcf) [1]
	2006	2005	2004
		(restated) [2]	(restated) [2]

Average Plant Gate Price	6.79	8.23	6.49
Royalties	1.34	1.70	1.19
Operating Expenses
Plant and Field	1.11	1.04	0.80
Head Office	0.47	0.60	0.42

Total Operating Expenses	1.58	1.64	1.22

Netback	3.87	4.89	4.08

1 Dollars per thousand cubic feet.

2 Adjusted to exclude costs due to transfer of the Corporation’s in situ business from E&P to Oil Sands.

NARRATIVE DESCRIPTION OF THE BUSINESS   7

Ethane, Propane and Butane ($/bbl) [1]
	2006	2005	2004
		(restated) [2]	(restated) [2]

Average Plant Gate Price	33.94	34.79	28.71
Royalties	6.78	6.98	5.41
Operating Expenses
Plant and Field	6.66	6.26	4.77
Head Office	2.83	3.59	2.53

Total Operating Expenses	9.49	9.85	7.30

Netback	17.67	17.96	16.00

Condensate ($/bbl) [1]
	2006	2005	2004
		(restated) [2]	(restated) [2]

Average Plant Gate Price	71.63	66.76	50.46
Royalties	15.76	15.22	11.07
Operating Expenses
Plant and Field	6.66	6.26	4.77
Head Office	2.83	3.59	2.53

Total Operating Expenses	9.49	9.85	7.30

Netback	46.38	41.69	32.09

1 Dollars per barrel.

2 Adjusted to exclude costs due to transfer of the Corporation’s in situ business from E&P to Oil Sands.

Sales Commitments

Volume (millions of BOE 1)	Source of Production

139	Western Canada Sedimentary Basin
15	Sable Offshore Energy Project

[1]	Barrels of oil equivalent (BOE) may be misleading, particularly if used in isolation. A BOE conversion of six thousand cubic feet of natural gas to one barrel of oil, as used in this Annual Information Form, is based on the energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

The sales commitments consist of long-term natural gas contracts.

Exploration and Development

Expenditures on exploration and development appear in Schedule I on pages 23 and 24 of this Annual Information Form.

Additional information related to exploration and development activities may be found on pages 18 to 25 of the Annual Report.

 8      NARRATIVE DESCRIPTION OF THE BUSINESS

OIL SANDS

Mining

In 2006, AOSP completed its third full year of integrated operations. Under a joint venture agreement, Shell Canada has a 60 per cent interest in the project while Chevron Canada Limited and Western Oil Sands L.P. each hold 20 per cent.

The AOSP joint venture includes the Muskeg River Mine and the Scotford Upgrader.

The Muskeg River Mine, on Lease 13, is located 75 kilometres north of Fort McMurray, Alberta. The Muskeg River Mine uses trucks and shovels to excavate the oil sands, as well as advanced extraction technologies to separate the bitumen from the sands. Albian Sands Energy Inc. operates the mine and extraction plant.

The Scotford Upgrader is adjacent to Shell’s existing Scotford Refinery north of Fort Saskatchewan, Alberta. The Scotford Upgrader uses hydrogen-addition technology to process the bitumen from the Muskeg River Mine into a range of synthetic crude oils. Shell Canada operates the upgrader.

AOSP production of 137,500 barrels per day (bbls/d) was achieved in 2006 (2005 — 159,900; 2004 — 135,500). Shell Canada’s share of bitumen production for 2006 was approximately 30 million barrels (2005 — 35 million barrels; 2004 — 30 million barrels).

In Situ

Shell Canada has operated in situ assets since 1979, when the Company began production at its Peace River Complex in northern Alberta. Effective January 2006, the Peace River business was transferred from Shell Canada’s E&P business to its Oil Sands business unit. In 2006, Shell Canada also gained significant new in situ resources and additional production through its acquisition of BlackRock Ventures Inc. (BlackRock). Synergies between the Company’s in situ, mining, upgrading and BlackRock’s oil sands operations are expected to provide opportunities for reduced costs and larger-scale heavy oil integration.

Shell Canada achieved record production rates in excess of 25,000 bbls/d of bitumen from its in situ operations in the month of November, and now has the capacity for 30,000 bbls/d. However, in situ production was negatively impacted in 2006 by a facility turnaround at Peace River, a fire at the Seal battery in June and more recently the apportionment on the Rainbow Pipeline, which transports bitumen to market.

Growth

In 2006, Shell Canada received the regulatory approvals needed to proceed with AOSP Expansion 1, a fully integrated 100,000 barrel per day (bpd) expansion of oil sands mining and upgrader facilities. The first bitumen recovery from AOSP Expansion 1 is expected in the fourth quarter of 2009 with synthetic crude production from the Scotford Upgrader Expansion 1 following in late 2010.

In July 2006, the Company announced its intention to build on its expanded in situ portfolio, using a variety of production techniques to obtain its long term potential of 150,000 bbls/d in situ production.

Construction on the 10,000 bpd first phase of the Orion steam-assisted gravity drainage (SAGD) project at Cold Lake continued in 2006. At Peace River, regulatory applications were filed to increase production from the existing capacity of 12,000 bbls/d to more than 100,000 bbls/d in the long term. Shell Canada intends to increase bitumen production across its Peace River leases using cold (primary) production followed by thermal (horizontal cyclic steam) techniques to increase bitumen recovery. Drilling for the initial phase of cold production is expected to begin in early 2007, with a final investment decision on the first 50,000 bpd thermal phase expected post regulatory approval in 2008.

NARRATIVE DESCRIPTION OF THE BUSINESS   9

Shell Canada has options to participate in additional in situ development with Chevron Canada Limited and Western Oil Sands L.P. In 2006, the Company exercised its right to acquire a 20 per cent working interest in Chevron Canada’s Ells River in situ leases, located approximately 50 kilometres northwest of Fort McMurray. Delineation drilling commenced during the winter of 2006/2007.

Shell has planned capital expenditures for 2007 of $2,450 million for Oil Sands base business and growth initiatives. The 2007 program includes $170 million for predevelopment expenses related to future growth projects in Athabasca and Peace River. Planned investment includes $220 million for profitability and production optimization projects as well as sustaining capital. Capital spending on growth initiatives, primarily the 100,000 bpd AOSP expansion project, will be about $1,570 million. The 2007 program also provides capital spending of approximately $490 million on in situ projects.

The Corporation’s minable bitumen reserves disclosure and related information has been prepared in reliance on a decision of the applicable Canadian securities regulatory authorities under NI 51-101, which permits the Corporation to present this disclosure in accordance with the applicable requirements of FASB and the SEC. This disclosure differs from the corresponding information required by NI 51-101. If Shell Canada had not received the decision, the Corporation would be required to disclose proved and probable reserves estimates based on forecasted prices and costs and information relating to future net revenue using constant and forecasted prices and costs.

Additional information related to Oil Sands may be found on pages 26 to 33 of the Annual Report and in Schedule I, Schedule II and Schedule IV on pages 23 and 24, pages 25 to 35 and page 40, respectively, of this Annual Information Form.

Principal Products

Shell Canada’s Oils Sands segment is a major producer of minable and in situ bitumen, and synthetic crude in Canada.

Principal Markets and Methods of Distribution

The AOSP is a fully integrated operation with the Corridor Pipeline carrying diluted bitumen from the Muskeg River Mine to the Scotford Upgrader where it is processed into synthetic crude oil products. The majority of the synthetic crude produced at the upgrader is supplied to Shell Canada’s Scotford Refinery, with the remainder moved by pipeline to markets throughout Canada and the United States.

In situ bitumen production is shipped through a number of pipelines from Shell’s producing locations to refineries primarily in the U.S. market.

Revenues by Product

Reference is made to Note 2 “Segmented Information” of the Consolidated Financial Statements on pages 60 to 63 of the Annual Report.

The following table sets out the percentage of revenues by customer:

Synthetic Crude Sales (%)	2006	2005	2004

Inter-segment sales	46	54	54
Sales to third parties	49	41	44
Sales to related parties	5	5	2

Total synthetic crude oil sales	100	100	100

Source and Availability of Raw Materials

The source and availability of bitumen reserves depends upon the success of Shell’s exploration and development programs. Shell’s development programs are focused on the Athabasca and Peace River Bitumen deposits, and the Seal and Orion asset areas.

 10      NARRATIVE DESCRIPTION OF THE BUSINESS

Shell Canada’s crude oil requirements were supplied from three major sources as shown in the table below. The majority of purchases were done through an affiliated company of Royal Dutch Shell plc. The definition of crude oil includes Muskeg River Mine diluted bitumen produced by the AOSP.

Crude Oil Requirements (%)	2006	2005	2004

Domestic industry production	21	21	22
Shell Canada’s own production	78	78	77
Imported production	1	1	1

Total crude oil requirements	100	100	100

Seasonality

There were no significant seasonal fluctuations in the overall Oil Sands business in 2006. However, production rates may be lower during extremely cold weather conditions.

Drilling Activity

Reference is made to the “Exploration and Development Wells Drilled” table and as well the “Productive Wells” table on page 83 of the Annual Report.

Present Activity

Reference is made to the “Exploration and Development Wells Drilled” table on page 83 of the Annual Report.

Location of Production

Shell Canada operates and has substantial interests in bitumen production in Alberta. The significant fields in which Shell owns varying interests are:

Minable Bitumen Production	In Situ Bitumen Production

Alberta	Alberta
Athabasca Region	Peace River
Seal
Orion

Location of Wells

Reference is made to the “Productive Wells” table on page 83 of the Annual Report.

Interest in Material Properties

Reference is made to the “Landholdings” table on page 86 of the Annual Report.

Reserves Estimates

Reference is made to the “Reserves” section on pages 83 to 85 of the Annual Report.

NARRATIVE DESCRIPTION OF THE BUSINESS   11

Source of Reserves Estimates

Minable and in situ bitumen reserves estimates are prepared by the Corporation’s internal qualified reserves evaluators. For 2006, reserves estimates associated with the BlackRock properties were prepared by an independent qualified reserves evaluator. With the exception of the BlackRock properties, no independent qualified reserves evaluator or auditor was involved in the preparation of the Company’s minable and in situ bitumen reserves data.

Shell’s Chief Mining Engineer and Chief Reservoir Engineer are both qualified reserves evaluators, as defined by NI 51-101, and together with the Company’s internal team of geological and mining professionals and reservoir engineers evaluate the Company’s minable and in situ bitumen reserves data. The reserves estimates prepared by the Chief Mining Engineer and the Chief Reservoir Engineer are reviewed by the Chief Executive Officer and members of senior management in the Oil Sands segment and the Reserves Committee prior to submission of the estimates to the Board of Directors for approval.

The Reserves Committee has been delegated the responsibility by the Board of Directors to review the Corporation’s processes and related procedures for the disclosure of reserves data as permitted by NI 51-101. All members of the Reserves Committee are independent, outside directors and are not related to the Corporation or to its significant shareholder.

Reference is also made to Schedule IIIB, Schedule IV and Schedule V on pages 38 and 39, page 40 and pages 41 and 42, respectively, of this Annual Information Form.

Reconciliation of Reserves

Reference is made to the “Reserves” section on pages 83 to 85 of the Annual Report.

History

Reference is made to the “Production” table on page 82 of the Annual Report.

Gross production includes all production attributable to Shell’s interest before deduction of royalties.

OIL PRODUCTS

Shell Canada’s oil refining, supply, distribution and marketing businesses are managed and operated through Shell Canada Products, a partnership wholly owned indirectly by the Corporation. Shell manufactures, distributes and markets a full range of refined petroleum products, including automotive gasoline, diesel fuel, aviation fuels, lubricating oils and greases, heavy fuel oils, solvents and asphalts. The Company’s Canada-wide network of retail sites includes convenience food stores and car wash facilities.

In September 2006, Shell Canada and Flying J Canada Inc. amalgamated their Canadian commercial road transportation businesses through an incorporated joint venture, SFJ Inc. Shell and Flying J announced a $200-million growth plan to create a Canadian network of travel plazas offering Shell-branded fuels and highway hospitality services to long-distance truck drivers, recreational vehicle users and local customers. Shell also sold its heating oil business, Thermoshell, in 2006.

Additional information related to Oil Products may be found on pages 34 to 41 of the Annual Report.

Methods of Distribution

Shell Canada uses various modes of transportation, including marine, pipeline, rail and truck, to transport crude oil and refined products. Shell arranges marine transportation, principally by charter, to transport petroleum products in the Great Lakes, the Gulf of St. Lawrence,

 12      NARRATIVE DESCRIPTION OF THE BUSINESS

the Arctic and the West Coast. Shell has minority ownership interests in various crude oil and refined product pipelines. Shell Canada’s transportation system for refined products also includes leased railway tank cars and contracted delivery services.

Principal Markets

Refined petroleum products, as well as specialty items for the automotive, commercial, farm and home markets, are marketed nationally, principally under Shell trademarks. Shell Canada is also a major supplier of aviation fuels and lubricants to international and domestic airlines, and of marine fuels and lubricants to ships in Canadian ports. The Shell Pecten trademark, which is owned in Canada by the Corporation, and related trademarks and brand names constitute a cornerstone of the Oil Products business. Shell’s retail market share for large urban markets in Canada was 17 per cent in 2006 (2005 — 17 per cent; 2004 — 17 per cent).

The number of Shell sites at December 31, 2006 was 1,635 (2005 — 1,681; 2004 — 1,762).

Revenues by Product

Reference is made to Note 2 “Segmented Information” of the Consolidated Financial Statements on pages 60 to 63 of the Annual Report.

Shell Canada sells 98 per cent of gasoline and middle distillates volumes to third parties and two per cent to SFJ Inc., which is considered a related party.

Source and Availability of Raw Materials

Shell Canada’s crude oil requirements were supplied from three major sources as shown in the table below. The majority of purchases were done through an affiliated company of Royal Dutch Shell plc. The definition of crude oil includes Scotford Upgrader feedstocks from the AOSP.

Crude Oil Requirements (%)	2006	2005	2004

Domestic industry production	31	25	36
Shell Canada’s own production	27	30	27
Imported production	42	45	37

Total crude oil requirements	100	100	100

Seasonality

There were no significant seasonal fluctuations in the overall Oil Products business over the year and historically there have been no multi-year cycles.

Manufacturing

Shell Canada’s three operating refineries located at Sarnia, Ontario; Montreal, Quebec; and Fort Saskatchewan, Alberta, achieved average utilization rates of 86 per cent in 2006 (2005 — 87 per cent; 2004 — 89 per cent). In 2006, the construction of the $400-million ultra-low sulphur diesel projects at the Montreal and Scotford refineries was completed and commissioned safely, within budget and ahead of new federal regulations that took effect in June.

NARRATIVE DESCRIPTION OF THE BUSINESS   13

Shell Canada’s refineries continue to account for approximately 16 per cent (2005 — 16 per cent; 2004 — 16 per cent) of Canada’s operating refinery capacity in 2006. The location and rated capacity of each of Shell’s refineries at December 31, 2006 are shown below.

Daily Rated Capacity [1]
Refinery	(cubic metres)	(barrels)

Montreal East (Quebec)	20 700	130 000
Sarnia (Ontario)	12 200	77 000
Scotford (Alberta)	19 000	119 000

Total	51 900	326 000

[1]	Rated capacity is based on definite specifications as to types of crude oil and Scotford Upgrader feedstocks, the products to be obtained and the refinery processes, taking into consideration an estimated allowance for normal annual maintenance shutdowns. Accordingly, capacity under actual operating conditions may be higher or lower than rated capacity.

In 2006, Shell’s lubricant blending and packaging plant in Brockville, Ontario produced 173 million litres of lubricants, a two per cent decrease from 2005 volumes. 2006 also saw the facility embark on a $20-million capital expansion to allow for growth and flexibility to address current and future market demands.

The Calgary grease manufacturing facility produced approximately four million kilograms of soap-based and microgel-based greases in 2006. This represents an increase of nine per cent over 2005 volumes and the second consecutive year of record production volumes.

COMPETITIVE CONDITIONS

The oil and gas industry in Canada operates under federal, provincial and municipal legislation and regulations governing land tenure, royalties, production rates, environmental protection, exports, income and other matters.

The Canadian petroleum industry is highly competitive in all its aspects, including the exploration for and development of new sources of supply; the acquisition of oil and gas interests; the construction and operation of crude oil, natural gas and refined products pipelines; and the refining, distributing and marketing of petroleum products.

In the E&P and Oil Sands segments, acquisitions of exploration rights on Crown-owned lands in Canada are acquired through a competitive bidding process. Company-held exploration seismic and drilling data are generally considered trade secrets. Prices of all products are set by the Company based on market conditions and are subject to international competition.

In the Oil Sands segment, the Company has extensive minable leaseholdings adjacent to the initial Muskeg River Mine development. The other joint venture participants with interests in the initial Muskeg River Mine development have the option to participate in the future development of these other Shell Canada existing Athabasca oil sands leases. Shell Canada, in turn, has the option to participate in leases purchased in the region by the other AOSP joint venture participants.

The Investment Canada Act requires Shell Canada, a statutory non-Canadian and World Trade Organization investor, to notify Industry Canada of all investments resulting in acquisition of control of an existing Canadian business, or the establishment of a new Canadian business where the transaction is not a reviewable transaction. Any direct investment in excess of $265 million in 2006 was reviewable (2007 — $281 million), and an indirect acquisition is reviewable if the value of the assets of the business located in Canada amounts to more than 50 per cent of the asset value of the transaction. Additional thresholds apply for the acquisition or establishment of particular types of Canadian businesses. In 2006, Shell Canada’s offer to purchase all of the outstanding common shares of BlackRock (including common shares issuable upon the exercise or surrender of options or convertible debentures) was a “reviewable transaction” under the Investment Canada Act. Shell Canada filed an application for review with the Investment Review Division of Industry Canada and was granted the requisite approval to proceed with the acquisition. In granting the approval, the Minister of Industry determined that the transaction is likely to be of “net benefit to Canada” for the purposes of the Investment Canada Act.

 14      NARRATIVE DESCRIPTION OF THE BUSINESS

The BlackRock acquisition was also a “notifiable transaction” under the Competition Act (Canada). Shell Canada requested the Commissioner of Competition to issue an advance ruling certificate and waive the obligation to submit a pre-merger notification for the transaction. The Commissioner of Competition granted the Company the requested relief, which constituted compliance with the requirements of the Competition Act (Canada).

In the Oil Products segment, market conditions and site economics of retail outlets support a continued asset rationalization program by the Company to improve operating efficiencies within its network.

RESEARCH AND DEVELOPMENT

Research and development expense was $44 million in 2006 (2005 — $41 million; 2004 — $28 million).

ENVIRONMENTAL PROTECTION

Shell Canada has a systematic approach to health, safety and environmental (HSE) management designed to ensure compliance with the law and to achieve continuous performance improvement. The HSE management system provides for identification and control of HSE-related hazards arising from the Company’s operations and/or from the areas in which it operates. The Company’s E&P business has met the criteria for multi-site registration of its facilities and operations to International Standards Organization (ISO) 14001. In addition, all major facilities in the Oil Products manufacturing business and the operations in the Oil Sands business are ISO 14001 registered.

Total environmental expenditures for Shell Canada in 2006 and the previous two years are shown in the following table:

Environmental Expenditures ($ millions)	2006	2005	2004

Operating costs	94	89	70
Capital costs	209	313	168
Restoration and reclamation	69	37	40

Total	372	439	278

Operating costs These include waste disposal, environmental operating costs (such as cost of energy and chemicals for environmental systems), maintenance (of plant systems to ensure continued environmentally sound performance), studies to determine environmental impact, monitoring and reporting requirements, salaries, environmental association fees, hearings, and legal costs and fines. Total health, safety and environmental fines and penalties paid in 2006 were approximately $11,000.

Capital costs These include the cost of new equipment and associated construction costs for pollution prevention and controlling air emissions, water discharges and waste management. A significant portion of the capital spent in 2006 ($60 million) was on a closed-loop cooling tower at the Muskeg River Mine. This tower is expected to improve the energy efficiency of the Solvent Recovery Unit heat exchangers and reduce greenhouse gas emissions from mining operations. The completion of the ultra-low-sulphur diesel project at Shell’s refineries resulted in a capital expenditure of $42 million.

Restoration and reclamation This includes the costs of spill cleanup, decommissioning and restoration and the protection or restoration of wildlife and habitat.

Environmental expenditures related to operating cost are expected to continue to increase over the next three years as Shell implements incremental programs initiated by the Federal, Provincial and Regional governments. Operating costs related to air emissions, emergency preparedness, the Chemicals Management Plan and fuel reformulations like ultra-low sulphur fuels are some of the more recent added operating costs. Environmental capital cost expenditures will likely be similar to 2006 levels with costs related to flare emission reduction, and refinery emission reductions necessitating further investments.

NARRATIVE DESCRIPTION OF THE BUSINESS   15

NUMBER OF EMPLOYEES

The number of employees at the end of 2006 was 4,793 compared with 4,564 at the end of 2005. The number of employees in each segment is as follows:

Number of Employees
As at December 31	2006	2005 [1]	2004 [1]
		(restated)	(restated)

E&P	950	1 000	805
Oil Products	1 954	2 078	1 921
Oil Sands	999	665	604
Corporate	890	821	673

Total	4 793	4 564	4 003

[1]	2004 and 2005 numbers were restated to reflect that effective January 1, 2006, the Peace River business, which operates an in situ bitumen facility near Peace River, was transferred from Shell Canada’s E&P to Oil Sands business and resulted in a reclassification of 99 employees from E&P to Oil Sands business.

FOREIGN OPERATIONS

None of the Corporation’s segments depend upon foreign operations.

RISK FACTORS

Reference is made to the “Risk Management” sections on pages 15, 25, 33, 41, and 48 of the Annual Report.

 16      NARRATIVE DESCRIPTION OF THE BUSINESS

Selected Consolidated Financial Information

ANNUAL INFORMATION

Total Revenue

Reference is made to the “Consolidated Statement of Earnings and Retained Earnings” table, “Revenues” section on page 54 of the Annual Report.

Earnings in Total and on a Per Equity Share and Diluted Equity Share Basis

Reference is made to the “Consolidated Statement of Earnings and Retained Earnings” table on page 54 and the “Data Per Common Share” table on page 87 of the Annual Report.

Total Assets

Reference is made to the “Consolidated Balance Sheet” table on page 56 of the Annual Report.

Long-Term Financial Liabilities

Reference is made to the “Consolidated Balance Sheet” table on page 56 of the Annual Report.

Cash Dividends Declared Per Share

Reference is made to the “Data Per Common Share” table on page 87 of the Annual Report.

Factors Affecting Comparability

20041  Shell Canada’s modification to the existing options under the Long-term Incentive Plan (LTIP) resulted in an $85 million charge to earnings where share appreciation rights were attached. In its first full year of production, Oil Sands contributed $376 million to income. Due to the degree of uncertainty in terms of timing and realization of future benefits, the Company wrote off $32 million after-tax of front-end expenditures related to the Mackenzie Gas Project. The Company’s earnings were impacted by a number of significant dry hole write-offs, which included the Weymouth well for $28 million and the Onondaga well for $15 million. Oil Products earnings included a provision of $25 million for increased liability associated with the AIR MILES® Reward Miles program.

20051  The impact of the Company’s LTIP resulted in a $186-million charge to earnings due to strong appreciation in the share price during the year. The use of non-capital tax losses increased earnings by $164 million in 2005 and, along with proceeds from insurance settlements of $94 million, outweighed the effect of the higher LTIP charge. Physical damage claims related to the fire were previously settled with insurers. The Company also recorded a favourable tax settlement of $64 million related to prior year returns.

2006  The first major scheduled turnaround of Athabasca Oil Sands Project (AOSP) resulted in higher maintenance costs and lower production which, together with lower natural gas prices, created lower earnings. These were offset by higher oil prices and refining light oil margins, and a favourable adjustment in the second quarter of $222 million primarily resulting from changes to federal and Alberta corporate tax rates. LTIP charges were $44 million in 2006. The Company gained significant new in situ resources and additional production through its acquisition of BlackRock Ventures Inc. (BlackRock.)

®	Trademark of AIR MILES International Trading B.V. Used under license by Loyalty Management Group Canada Inc. and Shell Canada Products.

[1]	2004 and 2005 earnings have been restated to reflect the retroactive adoption of Emerging Issues Committee (EIC) Abstract 162 “Stock-Based Compensation For Employees Eligible to Retire Before The Vesting Date” with prior period restatement as required. Reference is made to Note 1 of the Consolidated Financial Statements on pages 57 to 59 of the Annual Report.

SELECTED CONSOLIDATED FINANCIAL INFORMATION   17

Trading Price and Volume

Reference is made to the “Stock-Trading Information” table on page 87 of the Annual Report.

The monthly financial and stock-trading information as quoted on the Toronto Stock Exchange (TSX) for 2006 is as follows:

Share Price ($)

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Total

High	47.19	45.83	41.92	45.99	42.65	41.70	42.50	40.98	36.71	43.07	43.71	43.85	47.19
Low	39.59	37.33	37.69	41.07	37.50	37.15	38.28	35.60	29.51	28.90	42.62	43.00	28.90
Close	44.50	38.20	41.05	41.95	40.03	41.50	39.43	35.90	31.35	42.80	43.35	43.51	43.51
Volume (000)	10 156	10 353	7 490	7 610	9 860	6 841	8 301	10 004	11 956	49 219	25 637	10 722	168 151

Credit Ratings

Reference is made to page 44 of the Annual Report.

The credit ratings assigned to the Corporation are not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating organization.

DIVIDENDS

Dividends are declared at the discretion of the Board of Directors of the Corporation. In 2006, dividends declared and paid for the year totalled $0.440 per common share, up from $0.367 per common share in 2005.

Under the terms of the support agreement between Shell Investments Limited and the Company in connection with the offer by Royal Dutch Shell plc to acquire the minority shares of Shell Canada for cash consideration of $45.00 per common share, the Company has agreed to neither declare nor pay any dividend (other than quarterly cash dividends of $0.110 per common share in accordance with the Company’s past practice).

Reference is made to the “Summary of Quarterly Results” table and to the “Selected Annual Financial Information” table on page 8 of the Annual Report.

 18      SELECTED CONSOLIDATED FINANCIAL INFORMATION

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Oil and Gas Disclosure

Disclosure, in accordance with Statement No. 69 of the United States Financial Accounting Standards Board (FASB), appears in Schedule I on pages 23 and 24 of this Annual Information Form.

United States Generally Accepted Accounting Principles

The significant differences between Canadian and United States generally accepted accounting principles (GAAP) are identified in Note 14 of the Consolidated Financial Statements on pages 74 to 76 of the Annual Report.

Accounting Policy

Exchange Transactions  The Corporation enters into exchange transactions for inventory held for sale in the ordinary course of its business to balance regional supply and demand, increase transportation efficiencies and reduce overall cost of acquiring inventory. These transactions are accounted for using Accounting Principles Board Opinion No. 29 Accounting for Nonmonetary Transactions and are netted in cost of goods sold. These transactions do not have a material impact on the Corporation’s earnings.

The Emerging Issues Task Force (EITF) reached a consensus regarding EITF Issue No. 04-13 Accounting for Purchases and Sales of Inventory with the Same Counterparty that a nonmonetary exchange whereby an entity transfers (a) raw materials or work in process (WIP) for raw materials or WIP or (b) finished goods inventory for finished goods inventory, should not be recognized at fair value. This EITF does not impact the Corporation’s current accounting treatment for nonmonetary exchange transactions.

Exploratory Drilling Costs

Pursuant to FASB Statement No. 19 Financial Accounting Reporting by Oil and Gas Producing Companies, the Company’s exploratory drilling costs related to exploratory wells in an area that requires major capital expenditures are carried as an asset, provided that (a) there have been sufficient oil and gas reserves found to justify completion as a producing well if the required capital expenditure is made, and (b) drilling of additional exploratory wells is underway or firmly planned for the near future. The determination of whether or not reserves are sufficient is subject to establishing, through a well test, the volume of hydrocarbons that can be economically produced.

The following table provides the net change in capitalized exploration well costs:

($ thousands)	2006	2005	2004

Beginning balance at January 1 [1]	37 710	44 106	68 102
Additions to exploratory well costs pending the determination of proved well reserves	180 149	57 977	101 790
Reclassification to well, facilities, and equipment based on the determination of proved reserves	(29 136)	(29 777)	(11 157)
Exploratory well costs charged to expense	(23 931)	(34 596)	(114 629)

Ending balance at December 31	164 792	37 710	44 106

1 This table includes in situ costs.

SELECTED CONSOLIDATED FINANCIAL INFORMATION   19

New United States Generally Accepted Accounting Principles

New United States GAAP is identified on page 46 of the Annual Report.

Management’s Discussion and Analysis

Reference is made to pages 7 to 48 of the Annual Report.

Market for Securities and Transfer Agent

Reference is made to “Investor Information” on page 97 of the Annual Report.

Directors and Officers

Reference is made to the “Corporate Directory and Board of Directors” table on pages 88 to 92 of the Annual Report, the “Corporate Governance Practices” section on pages 93 to 96 of the Annual Report and Schedules VI, VII and VIII on pages 43 to 52, pages 53 to 65 and pages 66 to 83, respectively, of this Annual Information Form.

The following were officers of the Corporation as at December 31, 2006:

Name and Municipality of Residence	Position and Office [1]

Clive Mather Calgary, Alberta, Canada	President and Chief Executive Officer

David C. Aldous Calgary, Alberta, Canada	Senior Vice President, Oil Products

H. Ian Kilgour	Senior Vice President, Exploration & Production
Calgary, Alberta, Canada

Brian E. Straub Calgary, Alberta, Canada	Senior Vice President, Oil Sands

Cathy L. Williams Calgary, Alberta, Canada	Chief Financial Officer

Timothy J. Bancroft Calgary, Alberta, Canada	Vice President, Sustainable Development, Technology and Public Affairs

Graham Bojé Calgary, Alberta, Canada	Vice President, Manufacturing and Supply

David R. Brinley Calgary, Alberta, Canada	Vice President, General Counsel & Secretary

David R. Collyer Calgary, Alberta, Canada	Vice President, Frontier

Ramzi Fawaz	Vice President, Projects, Oil Sands
Calgary, Alberta, Canada

R. David Fulton Calgary, Alberta, Canada	Vice President, Human Resources

[1]	All of these officers of the Corporation have, for the past five years, been actively engaged in executive or employee capacities with the Corporation or its affiliates, except for David Stanford who was previously employed during this period as a partner with the law firm of McCarthy Tetrault LLP.

 20      SELECTED CONSOLIDATED FINANCIAL INFORMATION

Name and Municipality of Residence	Position and Office [1]

Rob W.P. Symonds Calgary, Alberta, Canada	Vice President, Foothills

Thomas G. Zengerly Calgary, Alberta, Canada	Vice President, Operations, Oil Sands

Matthew B. Haney Calgary, Alberta, Canada	Treasurer

Donna Tarka Calgary, Alberta, Canada	Controller

Susan S. Boughs Calgary, Alberta, Canada	Chief Compliance Officer, Associate General Counsel, Regulatory & Compliance and Assistant Secretary

Shannon L. Cosmescu Calgary, Alberta, Canada	Associate General Counsel, Corporate and Assistant Secretary

John T.D. Courtright Calgary, Alberta, Canada	Associate General Counsel, Oil Sands and Assistant Secretary

Richard W. Riegert Calgary, Alberta, Canada	Associate General Counsel, E&P and Assistant Secretary

David Stanford Calgary, Alberta, Canada	Associate General Counsel, Oil Products and Assistant Secretary

[1]	All of these officers of the Corporation have, for the past five years, been actively engaged in executive or employee capacities with the Corporation or its affiliates, except for David Stanford who was previously employed during this period as a partner with the law firm of McCarthy Tetrault LLP.

The percentage of common shares of the Corporation owned beneficially, directly or indirectly, or over which control or direction is exercised by the directors, senior officers and any expert whose report is contained in this Annual Information Form (namely Bruce Roberts, Chief Reservoir Engineer of the Corporation, Allen G. Vanderputten, Chief Mining Engineer of the Corporation, Sproule Associates Limited and Pricewaterhouse Coopers LLP), as a group, is less than one per cent.

The Corporation has five committees of the Board of Directors. Reference is made to Schedule IX on pages 84 to 90 of this Annual Information Form for the Report of the Audit Committee. Reference is also made to pages 93 to 96 of the Annual Report for a discussion of the Corporation’s corporate governance practices.

Reference is made to “Interest of Informed Persons in Material Transactions” in Schedule X on page 91 of this Annual Information Form and Schedule VI on pages 43 to 52 of this Annual Information Form for identification of other entities that transact business with the Corporation of which a director of the Corporation also serves as a director or officer.

Auditors

Reference is made to Schedule XI on page 92 of this Annual Information Form for information pertaining to the Corporation’s auditors.

Majority Shareholder

Until July 20, 2005, Royal Dutch, a Netherlands company, and The “Shell” Transport and Trading Company, plc (Shell T&T), an English company, (together referred to as Royal Dutch/Shell) held, indirectly, approximately 78 per cent of the Corporation’s common shares. On July 20, 2005, Royal Dutch and Shell T&T were unified following receipt of shareholder approval and the satisfaction of applicable legal conditions. The unified entity, Royal Dutch Shell plc, holds, indirectly, approximately 78 per cent of the Corporation’s common shares. Royal Dutch Shell plc is an English company with headquarters in the Netherlands.

On July 29, 2004, Royal Dutch/Shell reached agreements in principle with the United Kingdom’s Financial Services Authority (FSA) and the staff of the United States Securities and Exchange Commission (SEC) to resolve their pending inquiries related to Royal Dutch/Shell’s reserves recategorization.

AUDITORS   21

In connection with the agreement in principle with the FSA, Royal Dutch/Shell agreed, without admitting or denying the FSA’s findings or conclusions, to the entry of a Final Notice by the FSA finding that Royal Dutch/Shell breached market abuse provisions of the United Kingdom’s Financial Services and Markets Act 2000 and the Listing Rules made thereunder. In connection with the proposed settlement, Royal Dutch/Shell paid a penalty of £17 million.

In connection with the agreement in principle with the SEC, Royal Dutch/Shell consented, without admitting or denying the SEC’s findings or conclusions, to an administrative order finding that Royal Dutch/Shell violated, and requiring Royal Dutch/Shell to cease and desist from future violations of, the antifraud, reporting, record-keeping and internal control provisions of the U.S. Federal securities laws and related SEC rules. In connection with the proposed settlement, Royal Dutch/Shell paid a US$120 million civil penalty and undertook to spend an additional US$5 million developing a comprehensive internal compliance program.

Additional Information

AVAILABILITY OF DOCUMENTS

Copies of the following documents are available upon request from the Corporation’s Secretary: the Annual Information Form for 2006, together with the documents incorporated by reference therein; the Proxy Circular for the most recent annual meeting of shareholders; the Corporation’s Annual Report containing comparative financial statements for 2006, together with the Auditors’ Report thereon; and the Management’s Discussion and Analysis and interim financial statements filed subsequent to December 31, 2006.

When securities of the Corporation are in the course of a distribution pursuant to a short form prospectus, or a preliminary short form prospectus, copies of the foregoing documents and any other documents that are incorporated by reference into a preliminary short form prospectus, or short form prospectus, may also be obtained from the Corporation’s Secretary upon request.

Additional information including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities and options to purchase securities is contained in Schedules VIII and XII on pages 66 to 83 and page 93, respectively, of this Annual Information Form. Additional financial information is provided in the Corporation’s Consolidated Financial Statements and Management’s Discussion and Analysis for its most recently completed financial year.

Additional information relating to Shell Canada filed with Canadian and U.S. securities regulatory authorities, including this Annual Information Form and the Form 40-F, can be found online under Shell Canada’s profile at www.sedar.com and www.sec.gov.

 22      ADDITIONAL INFORMATION

Schedule I
(UNAUDITED)

OIL AND GAS AND IN SITU BITUMEN DISCLOSURE

The following conventional oil and gas reserves and in situ bitumen disclosure has been prepared in reliance on a decision of the applicable Canadian securities regulatory authorities under National Instrument 51-101 — Standards of Disclosure for Oil and Gas Activities (NI 51-101), which permits the Corporation to present this disclosure in accordance with the applicable requirements of FASB Statement No. 69 (FAS 69) Disclosures about Oil and Gas Producing Activities. The United States Securities and Exchange Commission (SEC) has adopted this standard as a comprehensive set of disclosure requirements for conventional oil and gas producing activities. The format of this disclosure adheres to the requirements outlined in paragraphs 10 to 34 of FAS 69. This information differs from the corresponding information required by NI 51-101. Reference is made to Exploration & Production on page 3 of this Annual Information Form for a discussion of these differences.

This disclosure is unaudited and includes in situ bitumen but excludes minable bitumen. No independent qualified reserves evaluator or auditor has been involved in the preparation of this disclosure, with the exception of the disclosure relative to the properties acquired by the Corporation through its acquisition of BlackRock Ventures Inc. (BlackRock) in 2006 which has been prepared by an independent qualified reserves evaluator.

As at December 31 ($ millions)	2006	2005	2004

CAPITALIZED COSTS
Unproved oil and gas reserves	3 014	426	209
Proved oil and gas reserves	6 739	5 442	4 877

	9 753	5 868	5 086
Accumulated depreciation, depletion and amortization	3 517	3 231	3 016

Net capitalized costs	6 236	2 637	2 070

Year ended December 31 ($ millions)	2006	2005	2004

COSTS INCURRED
Property acquisition	93	260	26
Exploration costs	288	146	171
Development costs	966	542	323

Total costs incurred	1 347	948	520

Year ended December 31 ($ millions)	2006	2005	2004

RESULTS OF OPERATIONS FROM PRODUCING ACTIVITIES
Revenues	2 447	2 799	2 361
Operating expenses	841	961	749
Transportation expenses	306	331	309
Exploration and predevelopment expenses	176	156	221
Depreciation, depletion, amortization and retirements	415	366	353
Income tax	182	336	275

Results of operations from producing activities	527	649	454

SCHEDULE I   23

Standardized Measure of Discounted Future Net Cash Flows

The following future net revenue information, in management’s view, does not purport to represent an accurate or fair estimate of the value of the Corporation’s conventional oil and gas and in situ operations. The information should be interpreted with considerable caution since actual future cash flows will differ from future net cash flows presented because, among other things:

(a)	future cash flows will be derived not only from proved reserves but also from probable and potential reserves that ultimately become proved;

(b)	future-year rather than current-year costs and prices will apply;

(c)	economic, regulatory and operating conditions will change; and

(d)	this computation excludes cash flows from minable bitumen activities.

The information includes cash flows related to the in situ bitumen operations but does not include minable bitumen.

As at December 31 ($ millions)	2006	2005	2004

FUTURE NET CASH FLOWS
Future cash inflow	11 700	15 281	10 776
Future operating and development costs	6 542	4 596	4 029
Future income taxes	1 396	3 392	2 045

Future net cash flows [1]	3 762	7 293	4 702
10% annual discount for estimated timing of cash flows	1 193	2 624	1 720

Standardized measure of discounted future net cash flows from proved oil and gas reserves	2 569	4 669	2 982

CHANGES IN FUTURE NET CASH FLOWS
Balance at beginning of year	4 669	2 982	3 209
Changes resulting from:
Sales, net of operating costs	(876)	(1 528)	(1 016)
Net changes in prices, development and operating costs	(4 620)	2 212	(226)
Extensions, discoveries and improved recoveries, less related costs	210	1 065	597
Development costs incurred during the period	927	509	319
Revisions of previous quantity estimates	(89)	(101)	(265)
Purchases (sales) of reserves in place	600	53	(173)
Accretion of discount	562	348	382
Net changes in income taxes	1 186	(871)	155

Net increase (decrease) for the year	(2 100)	1 687	(227)

Balance at end of year	2 569	4 669	2 982

[1]	Future net cash flows were computed using year-end prices and costs, and year-end statutory tax rates that relate to existing proved developed and undeveloped oil and gas reserves.

Since the beginning of the Company’s 2006 fiscal year, the Company has not filed or furnished reserves estimates with any authority or agency of the United States other than the U.S. SEC.

 24      SCHEDULE I

Schedule II

OIL SANDS MINING DISCLOSURE

Shell Surface Minable Development History

Shell Canada has substantial oil sands leaseholdings in the Athabasca region of northern Alberta that have the potential for recovery by surface mining. Initial commercial development of these leases started in 1999 with the decision to proceed with the Athabasca Oil Sands Project (AOSP) that was designed to mine oil sands ore, recover bitumen from the ore and process the bitumen into synthetic crude oil products. The mining and bitumen production component of the AOSP was the Muskeg River Mine located on the western part of Shell’s Bituminous Sands Lease No. 7277080T13 (Lease 13). This has been in commercial operation since 2003. In 2006 an investment was approved by the Board of Directors of Shell Canada for a project to expand bitumen production by approximately 100,000 barrels per day (bbls/d.) This first expansion project includes the development of the Jackpine mining area on the eastern part of Lease 13 with integrated bitumen processing facilities located at both this site and the Muskeg River Mine. Full commercial production is scheduled for 2010. The base Muskeg River Mine development and its expansion are the subject of one regulatory approval (as amended) and the Jackpine mine area development is the subject of another regulatory approval. Both the base development and the expansion project are within the AOSP joint venture which was established in 1999. Shell holds a 60 per cent interest through this arrangement.

Shell’s surface minable development is in northeastern Alberta approximately 75 kilometres north of the city of Fort McMurray and is readily accessible by public road. Figure 1 shows the location of Shell’s surface minable development. Both mining areas (Muskeg River and Jackpine) have integrated oil sands mining and mineral processing facilities. The oil sands ore is open-pit mined using a conventional truck and shovel operation, and the mined ore is processed in on-site bitumen extraction and cleanup facilities to yield a bitumen product. Power and steam for the operations is provided from an on-site co-generation facility, which is owned and operated by a third party power company, as well as expanded boiler facilities owned by the joint venture. The bitumen is transported from the site by pipeline to bitumen upgrading facilities located in the Edmonton area of central Alberta. These facilities are in new condition. Figure 2 shows the location of the mine areas, external tailings facilities, overburden disposal areas and processing facilities that have received regulatory approvals from the Alberta Energy and Utilities Board (EUB). The mining facilities are operated by Albian Sands Energy Inc., a company owned by the AOSP joint venture participants.

The Muskeg River Mine original design rate was 155,000 bbls/d of bitumen production. These facilities commenced operations in June of 2003, and processed a total of 50 million barrels of bitumen in 2006 (137,500 bbls/d). Lower production in 2006 was due to a belt tear at the mine in the first quarter of 2006 and a major scheduled turnaround of both the mine and upgrader during 2006. The expansion project, now under construction, has a design rate of approximately 100,000 bbls/d of bitumen production with fully integrated production targeted for late 2010.

Shell Canada also holds a number of other minable oil sands leases in the Athabasca region with expiry dates ranging from 2008 to 2020. These leases are shown in Figure 3. All of these leaseholdings may be extended by completing a minimum level of development prior to their expiry. There are no current, and no known previous, commercial operations on any of these leaseholdings. The Muskeg River Mine, together with Lease 13 and the adjacent and acquired oil sands leases, represent a multi-billion dollar investment for Shell Canada.

Regulatory Approvals

Shell Canada originally acquired the mineral rights to Lease 13 (7277080T13) in 1956. The Lease 13 resource has since been thoroughly characterized in association with a variety of development studies; however the Muskeg River Mine, with the expansion to include the Jackpine mine area, represents the first commercial operation on the lease. With the commencement of commercial mine operations on the western portion of Lease 13, the whole of Lease 13 is characterized as having “continued producing” status and the right to access the bitumen resource on the lease has been extended indefinitely so long as production is continuing. After the

SCHEDULE II   25

establishment of the AOSP joint venture in 1999, Lease 13 was formally transferred to Albian Sands Energy Inc. to be held in trust for the AOSP joint venture participants.

The Muskeg River Mine received its primary regulatory approvals in 1999. An application to amend these approvals was submitted to the EUB and Alberta Environment (AENV) in April 2005. This amendment increased dry bitumen production to 270,000 bbls/d and included the addition of potential development activities on Shell’s Lease 90 (7280880T90) and Lease AT30 (7280090AT30.) Lease AT30 was acquired from Syncrude through a commercial swap arrangement. The application provided significant background detail on the geology, mine planning features and a development scheme for the expansion of processing facilities and mine production levels at Muskeg River. The application formed the basis of the approval from the EUB for the Muskeg River Mine expansion in December 2006.

The Jackpine mining area development, with a production capacity of 200,000 bbls/d was approved under a separate regulatory approval in 2004. The first expansion, as sanctioned by Shell and the other joint venture participants in 2006, will proceed with a mine and associated bitumen extraction processing plant at Jackpine linked to expanded bitumen froth treatment facilities at the Muskeg River Mine facility. This is expected to (i) provide increased operational flexibility with two mining pits, (ii) take advantage of installed infrastructure at the Muskeg River Mine, and (iii) reduce execution risk by spreading the construction work forces over two construction sites. Future growth plans will consider additional production from Muskeg River and expanded processing facilities and production at the Jackpine site, all under existing regulatory approvals.

Muskeg River Approvals

The following are the primary regulatory applications and approvals for the Muskeg River Mine:

1.	Muskeg River Mine 10-year Environmental Protection and Enhancement Act Approval No. 20809-00-01 from AENV dated June 18, 1999 (available online at www.gov.ab.ca/env/water/approvalviewer.html search parameter — Albian Sands Energy Inc.);

2.	Muskeg River Mine Approval No. 8512 Order in Council by the EUB dated June 25, 1999 (available at the EUB Library, 640 — 5th Avenue S.W., Calgary, Alberta — Tel: (403) 297-8311);

3.	Muskeg River Mine Water Resources Act Approval No. 00071821-00-00, as amended, from AENV dated August 4, 1999 (available online at www.gov.ab.ca/env/water/approvalviewer.html search parameter — Albian Sands Energy Inc.);

4.	Application for Approval of the Muskeg River Mine Expansion Project April 2005 (Application No. 1398411) submitted to the EUB and AENV (available at the EUB Library, 640 — 5th Avenue S.W., Calgary, Alberta — Tel: (403) 297-8311);

5.	Supplemental Information for the Muskeg River Mine Expansion Project December 2005 (Application No. 1398411) submitted to the EUB and AENV (available at the EUB Library, 640 — 5th Avenue S.W., Calgary, Alberta — Tel: (403) 297-8311); and

6.	Muskeg River Mine Expansion Project Joint Panel Decision Report 2006-128 by the EUB and Government of Canada dated December 17, 2006 (available online at www.eub.gov.ab.ca).

Jackpine Approvals

The EUB has also provided Shell Canada with approval for mining and extraction development on the eastern portion of Lease 13. Site development activities commenced in late 2005 and major facilities construction is now underway.

The following are the primary regulatory applications and approvals for the Jackpine mine:

1.	Application for Approval of Jackpine Mine Phase 1 Project May 2002 (Application No. 1271285) submitted to the EUB and AENV (available at the EUB Library, 640 — 5th Avenue S.W., Calgary, Alberta — Tel: (403) 297-8311);

2.	Supplemental Information for the Jackpine Mine Phase 1 Project December 2002 (Application No. 1271285) submitted to the EUB and AENV (available at the EUB Library, 640 — 5th Avenue S.W., Calgary, Alberta – Tel: (403) 297-8311);

 26      SCHEDULE II

3.	Jackpine Mine Joint Panel Project Decision Report 2004-009 by the EUB and the Government of Canada dated February 5, 2004 (available online at www.eub.gov.ab.ca);

4.	Jackpine Mine Approval No. 9756 Order in Council by the EUB dated March 3, 2004 (available at the EUB Library, 640 — 5th Avenue S.W., Calgary, Alberta — Tel: (403) 297-8311);

5.	Jackpine Mine Water Resources Act Approval No. 000186157-00-00, from AENV dated May, 2004 (available online at www.gov.ab.ca/env/water/approvalviewer.html search parameter – Shell Canada Limited); and

6.	Jackpine Mine 10-year Environmental Protection and Enhancement Act Approval No. 153125-00-00 from AENV dated June 23, 2004 (available online at www.gov.ab.ca/env/water/approvalviewer.html search parameter – Shell Canada Limited).

Local Mine Geology

Lease 13 is situated immediately east of the Athabasca River Valley. Most of the lease comprises gently undulating terrain that ranges in elevation from 330 metres above sea level in the southeast to 284 metres in the west.

The McMurray Formation is the contiguous geological unit containing the bitumen hydrocarbon resource. The McMurray Formation was laid down in a marine shoreline setting and is composed, generally, of a sequence of sediments that get finer in an upward direction — from pebbles five millimetres in diameter, through sand, to silt and mud 0.06 millimetres in diameter and finer. When the McMurray Formation contains bitumen in a sand-sized sediment coarser than approximately 0.12 millimetres, this is characterized as oil sands.

The McMurray Formation is present at varying depths beneath the ground over much of northern Alberta. Over 3,400 square kilometres of land has been classified by the EUB as surface minable. Within this area, the McMurray Formation is near surface and can be excavated economically with existing mining equipment. The Devonian limestone that lies beneath the McMurray Formation is within 50 metres to 150 metres of surface.

Lease 13 Reserves Supporting the Initial Muskeg River Mine Development

Reference is made to the “Reserves” section on page 84 of the Annual Report and to Schedule IV on page 40 of this Annual Information Form.

The Muskeg River Mine development on Lease 13 was designed initially to access proved and probable reserves from Lease 13 west of the Muskeg River over 30 years of operation at the average design production level of 155,000 bbls/d. This resulted in 1.7 billion barrels of recoverable bitumen over the project life.

The ultimate pit limits and mine plans were updated in 2006 to incorporate the results from the development drilling in 2004 and 2005. This represented an update relative to the original mine plans.

Figure 4 shows the mining areas associated with the designated reserves for the Muskeg River Mine and Figure 5 shows the core hole coverage for those same areas.

Lease 13 Reserves Supporting the Jackpine Mine Area Development

Reference is made to the “Reserves” section on page 84 of the Annual Report and to Schedule IV on page 40 of this Annual Information Form.

The Jackpine mine area development on Lease 13 was designed to access proved and probable reserves of 1.3 billion barrels from Lease 13 east of Jackpine Creek at the average design production level of 100,000 bbls/d, resulting in a 38-year project life.

SCHEDULE II   27

The ultimate pit limits and mine plans were determined from the detailed mining and tailings development studies for the project. This includes the results from over 990 drill holes completed during the initial exploration drilling programs and the more recent development drilling programs over the last five years.

Figure 6 shows the mining areas associated with the designated reserves for the Jackpine mine area and Figure 7 shows the core hole coverage for those same areas.

 28      SCHEDULE II

Figure 1 — Shell Surface Minable Developments Location Index

SCHEDULE II   29

Figure 2 — Location of EUB Approved Mining Areas and Supporting Facilities

 30      SCHEDULE II

Figure 3 — Leaseholdings

SCHEDULE II   31

Figure 4 — Muskeg River Mine Reserves Areas

 32      SCHEDULE II

Figure 5 — Muskeg River Mine Core Hole Coverage

SCHEDULE II   33

Figure 6 — Jackpine Mine Reserves Areas

 34      SCHEDULE II

Figure 7 — Jackpine Mine Core Hole Coverage

SCHEDULE II   35

Schedule IIIA

FORM 51-101F2

Report on Conventional Oil and Gas and In Situ Reserves Data by Qualified Reserves Evaluator

To the board of directors of Shell Canada Limited (the “Company”):

1.	Together with our staff, I have evaluated the Company’s reserves data as at December 31, 2006. The reserves data consist of the following:

(a)	proved oil and gas and in situ reserves estimated as at December 31, 2006 using constant prices and costs; and

(b)	the related estimated future net revenue.

Our evaluation did not extend to the properties held by the Company’s subsidiary, BlackRock Ventures Inc., at December 31, 2006. The reserves data for those properties was separately evaluated by Sproule Associates Limited.

2.	The reserves data are the responsibility of the Company’s management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

3.	We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”), modified to the extent necessary to reflect the terminology and standards of the U.S. Disclosure Requirements. We are not, however, independent of the Company, within the meaning of the term “independent” under those standards.

4.	Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook and applicable U.S. Disclosure Requirements.

5.	The following table sets forth the estimated future net revenue (after deduction of income taxes) attributed to the proved oil and gas and in situ reserves that are the subject of this report, estimated using constant prices and costs and calculated using a discount rate of 10 per cent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2006:

Net Present Value of
	Location of Reserves	Future Net Revenue
Internal Qualified	(country or foreign	(after income taxes,
Reserves Evaluator	geographic area)	10% discount rate)

Bruce Roberts	Canada	$2,335 million

6.	In our opinion, the reserves data evaluated by us have, in all material respects, been determined in accordance with the COGE Handbook, modified to the extent necessary to reflect the terminology and standards of the U.S. Disclosure Requirements. We express no opinion on the reserves data that we did not evaluate.

7.	We have no responsibility to update our evaluation referred to in this report for events and circumstances occurring after the date of this report.

 36      SCHEDULE IIIA

8.	Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above at Calgary, Alberta:

      Bruce Roberts, P. Eng.
      Chief Reservoir Engineer

January 31, 2007

SCHEDULE IIIA   37

Schedule IIIB

FORM 51-101F2

Report on In Situ Reserves Data by Independent Qualified Reserves Evaluator

To the board of directors of Shell Canada Limited (the “Company”):

1.	We have evaluated the Company’s reserves data as at December 31, 2006. The reserves data consist of the following:

(a) proved in situ reserves estimated as at December 31, 2006 using constant prices and costs; and

(b) the related estimated future net revenue,

for the properties held by the Company’s subsidiary, BlackRock Ventures Inc., at December 31, 2006.

2.	The reserves data are the responsibility of the Company’s management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

3.	We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”), modified to the extent necessary to reflect the terminology and standards of the U.S. Disclosure Requirements.

4.	Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook and applicable U.S. Disclosure Requirements.

5.	The following table sets forth the estimated future net revenue (after deduction of income taxes) attributed to the proved in situ reserves that are the subject of this report, estimated using constant prices and costs and calculated using a discount rate of 10 per cent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2006:

Net Present Value of
	Location of Reserves	Future Net Revenue
Qualified Reserves	(country or foreign	(after income taxes,
Evaluator	geographic area)	10% discount rate)

Sproule Associates Limited	Canada	$234 million

6.	In our opinion, the reserves data evaluated by us have, in all material respects, been determined in accordance with the COGE Handbook, modified to the extent necessary to reflect the terminology and standards of the U.S. Disclosure Requirements. We express no opinion on the reserves data that we did not evaluate.

7.	We have no responsibility to update our evaluation referred to in this report for events and circumstances occurring after the date of this report.

 38      SCHEDULE IIIB

8.	Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above at Calgary, Alberta:

R. Keith MacLeod, P. Eng.
Executive Vice President
Sproule Associates Limited

January 31, 2007

SCHEDULE IIIB   39

Schedule IV

FORM 51-101F2

Report on Minable Bitumen Reserves Data by Qualified Reserves Evaluator

To the Board of Directors of Shell Canada Limited (the Company):

1.	Together with my staff, I have evaluated the Company’s reserves data as at December 31, 2006. The reserves data consist of proved and probable minable bitumen reserves estimated as at December 31, 2006.

2.	The reserves data are the responsibility of the Company’s management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

3.	We carried out our evaluation in accordance with the applicable standards set out in the Canadian Oil and Gas Evaluation Handbook (the COGE Handbook), modified to the extent necessary to reflect the terminology and standards of the U.S. Disclosure Requirements. We are not, however, independent of the Company, within the meaning of the term “independent” under those standards.

4.	Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with applicable principles and definitions presented in the COGE Handbook and applicable U.S. Disclosure Requirements.

5.	In our opinion, the reserves data evaluated by us have, in all material respects, been determined in accordance with the applicable standards set out in the COGE Handbook, modified to the extent necessary to reflect the terminology and standards of the U.S. Disclosure Requirements. We express no opinion on the reserves data that we did not evaluate.

6.	We have no responsibility to update our evaluation referred to in this report for events and circumstances occurring after the date of this report.

7.	Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above at Calgary, Alberta:

Allen G. Vanderputten, P. Eng.
Chief Mining Engineer

January 31, 2007

 40      SCHEDULE IV

Schedule V

FORM 51-101F3

Report of Management and Directors on Oil and Gas Disclosure

Management of Shell Canada Limited (the Company) are responsible for the preparation and disclosure of information with respect to the Company’s oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a)   (i) proved oil and gas reserves estimated as at December 31, 2006, using constant prices and costs; and

(ii) the related estimated future net revenue; and

(b)   proved and probable minable bitumen reserves estimated as at December 31, 2006.

Our Chief Reservoir Engineer and Chief Mining Engineer, who are each in an employment relationship with the Company, along with the Company’s internal teams of reservoir engineers and geological and mining professionals, and Sproule Associates Limited have evaluated the Company’s reserves data. The reports of these qualified reserves evaluators will be filed with securities regulatory authorities concurrently with this report.

The Reserves Committee of the Board of Directors of the Company has:

(a)  reviewed the Company’s procedures for providing information to the qualified reserves evaluators;

(b)	met with the qualified reserves evaluators to determine whether any restrictions placed by management affect the ability of the qualified reserves evaluators to report without reservation;

(c)  reviewed the reserves data with management and the qualified reserves evaluators; and

(d)	reviewed the report of an external, independent petroleum consulting firm on its audit of 100 per cent of the Company’s internally evaluated proved oil and gas reserves.

The Reserves Committee of the Board of Directors has reviewed the Company’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors has, on the recommendation of the Reserves Committee, approved the content and filing with securities regulatory authorities of the reserves data and other oil and gas information, the filing of the reports of the qualified reserves evaluators on the reserves data and the content and filing of this report.

The Company is relying on exemptive relief, which it sought and was granted by securities regulatory authorities, permitting it to use U.S.-style oil and gas disclosure and exempting it from the requirement under securities legislation to involve independent qualified reserves evaluators or independent qualified reserves auditors.

For 2006, notwithstanding this exemptive relief, the Company:

(a)	elected to retain Sproule Associates Limited, an independent qualified reserves evaluator, to evaluate the proved oil and gas reserves for the properties held by the Company’s subsidiary, BlackRock Ventures Inc. (BlackRock), as of December 31, 2006; and

(b)	received a report of an external, independent petroleum consulting firm on its audit of 100 per cent of the Company’s internally evaluated proved oil and gas reserves data. This report reached a conclusion that is not materially different from the report prepared by our Chief Reservoir Engineer. In our view, the reliability of the internally generated reserves data is not materially less than would be afforded by our involving this firm or would be afforded by our involving any other independent qualified reserves evaluators or independent qualified reserves auditors to evaluate or audit and review the internally evaluated reserves data.

SCHEDULE V   41

The primary factors supporting the involvement of independent qualified reserves evaluators or independent qualified reserves auditors apply when (i) their knowledge of, and experience with, a reporting issuer’s reserves data are superior to that of the internal evaluators and (ii) the work of the independent qualified reserves evaluators or independent qualified reserves auditors is significantly less likely to be adversely influenced by self-interest or management of the reporting issuer than the work of internal reserves evaluation staff. In our view, neither of these factors applies to the Company and its election to retain Sproule Associates Limited to evaluate the BlackRock properties in 2006 was made as part of the transitional arrangements connected with the Company’s acquisition of BlackRock in July 2006. For 2007, the BlackRock properties will be evaluated by the Company’s internal qualified reserves evaluators.

Our view on the application of these factors is based in large part on the following. Our reserves data were developed in accordance with the applicable standards set out in the Canadian Oil and Gas Evaluation Handbook. Our internal reserves evaluation staff includes 28 persons with an average of 14 years of relevant experience in evaluating reserves, of whom 12 are qualified reserves evaluators for purposes of securities regulatory requirements. Our internal reserves evaluation management personnel includes two persons with an average of 29 years of relevant experience in evaluating and managing the evaluation of reserves. Our procedures, records and controls relating to the accumulation of source data and preparation of reserves data by our internal reserves evaluation staff have been established, refined, documented and subjected to review by our internal financial auditors who have reported directly to the Reserves Committee of the Board of Directors.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

CLIVE MATHER
President and Chief Executive Officer

CATHY L. WILLIAMS
Chief Financial Officer

DAVID W. KERR
Director

DAVID GALLOWAY
Director

March 8, 2007

 42      SCHEDULE V

Schedule VI

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Corporation is committed to maintaining high standards of corporate governance and continually assesses its governance practices against evolving policies, practices and requirements. The 2006 Annual Report contains an overview of the Corporation’s corporate governance practices on pages 93 to 96.

On June 30, 2005, National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 Corporate Governance Guidelines came into effect. These rules replaced the Toronto Stock Exchange guidelines for effective corporate governance. The table below discloses a comparison of Shell Canada’s corporate governance practices as required by NI 58-101.

This Statement of Corporate Governance Practices has been approved by the Nominating and Governance Committee and the Board of Directors. The Board of Directors has determined that Shell Canada’s corporate governance practices are aligned with the Canadian Securities Administrators’ disclosure standards.

NI 58-101	Shell Canada’s Corporate Governance Practices

1) Board of Directors

a) Disclose the identity of directors who are independent.	The Nominating and Governance Committee analyzes all relationships between the directors and nominee directors and Shell Canada, its subsidiaries and its majority shareholder on an ongoing basis to ensure that the Board of Directors is composed of a majority of individuals who qualify as “independent”. All relationships are considered which could, in the view of the Nominating and Governance Committee, be reasonably expected to interfere with the exercise of any director’s independent judgment

Canadian securities legislation (Multilateral Instrument 52-110 — Audit Committees (“MI 52-110”)) clarifies the meaning of “independence” concerning both Audit Committee members and the Board of Directors as a whole. In September, 2005, the Corporation’s board of directors approved “Independence Standards” for the Board of Directors which are largely based on MI 52-110. The Corporation’s Independence Standards are posted on the Corporation’s website at www.shell.ca.

Shell Canada has twelve directors listed below. Nine of these 12 directors (75 per cent) meet the independence standards as set out by MI 52-110 and the Corporation’s Independence Standards.

Name	Independent	Non-Independent

Derek H. Burney	✓

Louise Fréchette	✓

David A. Galloway	✓

Ida J. Goodreau	✓

Kerry L. Hawkins	✓

David W. Kerr	✓

Clive Mather		✓

Marvin E. Odum		✓

Ronald W. Osborne	✓

Rob J. Routs		✓

Raymond Royer	✓

Nancy C. Southern	✓

All committees of the Corporation are also composed of independent directors.

SCHEDULE VI   43

NI 58-101	Shell Canada’s Corporate Governance Practices

b) Disclose the identity of directors who are not independent, and describe the basis for that determination.	Clive Mather, Rob J. Routs and Marvin E. Odum are considered non-independent directors and, as a result, are not members of any board committees of Shell Canada. Explanations for the determination of these directors’ non-independence is as follows:

Non-Independent
Directors	Explanatory Note for Non-Independence Determination
Clive Mather	Mr. Mather is an executive officer of the Corporation. In addition, Mr. Mather received more than $75,000 in direct compensation from the Corporation during the last 12 month period. Mr. Mather is therefore considered a non-independent director within the meaning set out in MI 52-110 and the Corporation’s Independence Standards.
Detailed information regarding Mr. Mather’s compensation can be found in Schedule VIII of this Annual Information Form.
Rob J. Routs	Mr. Routs is an Executive Director of RDS, the majority shareholder of Shell Canada. Mr. Routs is therefore considered a non-independent director within the meaning set out in MI 52-110 and the Corporation’s Independence Standards.
Marvin E. Odum	Mr. Odum is the Executive Vice President — Americas for Shell Exploration and Production. As an employee of an affiliate of RDS, Mr. Odum is considered a non-independent director within the meaning set out in MI 52-110 and the Corporation’s Independence Standards.

Each year, the directors are asked to complete a questionnaire to, among other things, disclose any material business relationships they, or their associates, may have with the Corporation.

The Board believes the following relationships are not “material” and do not affect the independent director status of any of the noted directors. None of the independent directors have received remuneration from the Corporation, other than directors’ fees.

Derek H. Burney is a director of TransCanada Corporation and TransCanada Pipelines Limited. The Corporation has an agreement with an affiliate of TransCanada Pipelines Limited for the supply of electric power in connection with an Alberta power purchase arrangement.

David A. Galloway is the Chairman of the Bank of Montreal. During 2006, the Corporation and its subsidiaries obtained services from a number of banking institutions including the Bank of Montreal.

Ida Goodreau was a director of Terasen Inc. from November, 2002 to December, 2005. An affiliate of Terasen Inc. owns the pipeline that transports bitumen and diluent for the Athabasca Oil Sands Project (“AOSP”) between the Muskeg River Mine and the Scotford Upgrader.

Kerry L. Hawkins is a director of TransCanada Corporation and TransCanada Pipelines Limited. The Corporation has an agreement with an affiliate of TransCanada Pipelines Limited for the supply of electric power in connection with an Alberta power purchase arrangement. Mr. Hawkins is also a director of Nova Chemicals Corporation. The Corporation supplies benzene to an affiliate of Nova Chemicals Corporation.

David W. Kerr is also a director of Sun Life Financial Inc. In 2002, the Corporation selected Sun Life Financial Inc. to provide administrative services together with a selection of investment funds for the defined contribution segment of the Corporation’s pension plan. The selection was based on a competitive bid process conducted by the Corporation’s benefit administration group and the trustees of the pension plan.

Ronald W. Osborne is Chairman of the Board of Sun Life Financial Inc. In 2002, the Corporation selected Sun Life Financial Inc. to provide administrative services together with a selection of investment funds for the defined contribution segment of the Corporation’s pension plan. The selection was based on a competitive bid process conducted by the Corporation’s benefit administration group and the trustees of the pension plan. Mr. Osborne is also a director of Four Seasons Hotel Inc. During 2006, the Corporation obtained services from a number of hotels including the Four Seasons Hotel in Toronto.

 44      SCHEDULE VI

NI 58-101	Shell Canada’s Corporate Governance Practices

Nancy C. Southern is an officer and director of ATCO Ltd. and Canadian Utilities Limited. ATCO companies own a natural gas pipeline that provides natural gas and two cogeneration plants that provide electricity to the Athabasca Oil Sands Project. Ms. Southern is also a director of the Bank of Montreal. During 2006, the Corporation and its subsidiaries obtained services from a number of banking institutions including the Bank of Montreal.

Further information about each director, including other directorships, can be found in Schedule VII of this Annual Information Form.

c)  Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.
Nine of Shell Canada’s 12 directors (75 per cent) meet the independence standards established by MI 52-110 and the Corporation’s Independence Standards.

	Name of Director	Directorships with Other Reporting Issuers

d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or foreign jurisdiction, identify both the director and other issuer.	Derek H. Burney	CanWest Global Communications Corp. CanWest MediaWorks Inc. TransCanada Pipelines Limited TransCanada Corporation

	Louise Fréchette	–

	David A. Galloway	Abitibi Consolidated Bank of Montreal The E.W. Scripps Company Toromont Industries Ltd.

	Ida J. Goodreau	–

	Kerry L. Hawkins	TransCanada Pipelines Limited TransCanada Corporation Nova Chemicals Corporation

	David W. Kerr	Sun Life Financial Inc. Brookfield Asset Management Inc.

	Clive Mather	–

	Marvin E. Odum	–

	Ronald W. Osborne	Sun Life Financial Inc. Torstar Corporation St. Lawrence Cement Group Inc. Four Seasons Hotels Inc. RioCan Real Estate Investment Trust

	Rob J. Routs	–

	Raymond Royer	Domtar Inc. Power Financial Corporation

	Nancy C. Southern	ATCO Ltd. Canadian Utilities Limited Bank of Montreal Akita Drilling Ltd. CU Inc.

SCHEDULE VI   45

NI 58-101
Shell Canada’s Corporate Governance Practices

e)	Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.
In camera sessions are held after each Board and committee meeting. In addition, directors are invited to hold in camera sessions at any other time. During these sessions of the independent directors, members of management and non-independent directors are not present. Shell Canada believes that these in camera sessions contribute to the Board’s independent oversight. In 2005, the Board of Directors initiated the practice of holding a separate meeting prior to each Board meeting, without the non-independent directors or any members of management present.

In 2006, the following meetings were held:

	Total
	No. of	In-Camera
Board/Committee/Other	Meetings	Sessions
Board Meetings (Regular)	7	Yes
Board Meetings (Special)	5	No
Audit Committee	8	Yes
Management Resources and Compensation Committee	5	Yes
Pension Subcommittee	2	Yes
Nominating and Governance Committee	5	Yes
Reserves Committee	4	Yes
Health, Safety, Environment & Social Responsibility Committee	3	Yes
Meetings of the Independent Directors	7	N/A

Special board meetings are held from time to time. In-camera sessions are not normally held at these meetings unless specifically requested by the independent directors.

f)  Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

Rob J. Routs was re-appointed Chairman of the Meetings of the Board on April 28, 2006. Mr. Routs is not considered an independent director. To compliment this role, Derek H. Burney, an independent director, was re-appointed Lead Director on April 28, 2006. Mr. Burney’s role and responsibilities as Lead Director are as follows:
a)  Ensure that the Board functions independently of management of the Corporation.
b)  Ensure that independent directors have adequate opportunities to meet to discuss issues without management present.
c)  Chair separate meetings of the independent directors.
d)  Represent the independent directors in communications with shareholders, as appropriate.
e)  Be available to directors who have concerns that cannot be addressed through the Chairman of the Meetings of the Board.
f)  Perform such other functions as may be reasonably requested by the Board or the Chairman of the Meetings of the Board.

g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.	The attendance record for the members of the Board and each standing committee can be found in Schedule VII of this Annual Information Form.

 46      SCHEDULE VI

NI 58-101	Shell Canada’s Corporate Governance Practices

2) Board Mandate Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	The text of the Board of Directors’ mandate is as follows:
a)   Oversee the development and implementation of the annual strategic, financial and operating plans, including annual targets, and approve the annual Capital and Exploration budget.
b)   Ensure that management establishes an effective Health, Safety and Environment Management Plan and maintains it in conformity with current standards.
c)   Oversee the development and implementation by management of a strategic planning process to identify, manage and monitor the opportunities and principal risks of the Corporation’s business and ensure the implementation of appropriate systems to manage these risks.
d)   Ensure that management implements and maintains appropriate internal controls and management information systems.
e)   Oversee succession plans and relevant management development plans.
f)    Ensure that management maintains an effective shareholder communication program that provides for timely communication by the Corporation with its shareholders, including effective means to enable shareholders to communicate with senior management and the Board, and conforms to current practices.
g)   Appoint the President and Chief Executive Officer and other officers of the Corporation.
h)   Appoint an Audit Committee comprised of independent directors.
i)    Appoint such other committees as the Board considers advisable to assist in carrying out its responsibilities effectively and to delegate to such committees any of the powers of the Board it is entitled to delegate pursuant to the Canada Business Corporations Act.
j)    Comply with the Corporation’s by-laws and the statutory and fiduciary obligations which generally exist for directors of publicly traded companies in Canada.
k)   Comply with and conduct periodic assessments of the Corporation’s Statement of General Business Principles and Code of Ethics and oversee compliance therewith within the Corporation.
l)   Satisfy itself as to the integrity of the Chief Executive Officer and other executive officers of the Corporation and ensure that senior management creates a culture of integrity throughout the Corporation.
m)  Establish and maintain a set of governance principles for the Corporation including practices that ensure that the Board functions independently of management.

The Charters of the Audit Committee, the Management Resources and Compensation Committee, the Pension Subcommittee, the Nominating and Governance Committee, the Reserves Committee and the Health, Safety, Environment & Social Responsibility Committee can be found on the Corporation’s website at www.shell.ca. Printed copies of these Charters will also be provided upon request to the Corporation’s Secretary.

3) Position Descriptions

a)  Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.
The Board has developed written position descriptions for the following:

•  Chairman of the Meetings of the Board (Rob J. Routs)
•  Lead Director (Derek H. Burney)
•  Chief Executive Officer (Clive Mather)
• Committee Chair (Derek H. Burney, Ida J. Goodreau, Kerry L. Hawkins, David W. Kerr, Ronald W. Osborne, Nancy C. Southern)

b)  Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.
The Board has developed a written position description for the President and CEO.

All position descriptions can be found on the Corporation’s website at www.shell.ca. Copies of the position descriptions can also be obtained upon request to the Corporation’s Secretary.

SCHEDULE VI   47

NI 58-101	Shell Canada’s Corporate Governance Practices

4) Orientation and Continuing Education

a)  Briefly describe what measures the board takes to orient new directors regarding

i)  the role of the board, its committees and its directors, and

   ii)  the nature and operation of the issuer’s business.
The Nominating and Governance Committee is responsible for the orientation and education of new directors concerning the business of the Corporation. New directors are provided with a Directors’ Handbook which contains details of the Corporation’s operations and information on board composition, duties and obligations of the directors, position descriptions, board and committee charters, directors’ insurance and remuneration. The Directors’ Handbook also includes schedules of upcoming Board meetings and key contact information for the Board and senior management personnel.

The Corporation tailors its orientation program to take into account each new director’s unique mix of skills, experience, education, knowledge and needs. The Corporation’s newest directors, Louise Fréchette and David A. Galloway, participated in an orientation process in 2006 that included:

1)  Receiving the Corporation’s most recent annual disclosure documents, including the annual report and annual information form;

2)  Receiving the Shell Canada Limited Directors’ Handbook;

3)  Receiving the minutes and the agendas for the previous six board meetings;

4) Meeting with the President and Chief Executive Officer and the senior management team whereby the new directors were provided with an overview of the Corporation’s organizational structure, strategy and financial plan as well as information on the role of the board and committees and the expected contributions of individual directors.

b)  Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.
The senior management team and other employees of the Corporation are available at all times to have informal discussions on any topics of interest requested by the Board. The directors are also provided with the opportunity to meet with the President and Chief Executive Officer to discuss operational and other matters at any time.

All Board and committee briefing materials are sent to the directors in a timely manner so that they receive this information well in advance of each meeting and have the appropriate time to prepare. For each meeting, the agendas are set to allow ample time for discussion and inquiry to ensure that the Board of Directors and committee members have sufficient opportunity to gain a clear understanding of the issues that are addressed. Senior management regularly makes presentations at Board and committee meetings on topics of which the Board of Directors and committee members have expressed an interest. The Chairs of the committees of the Board provide regular reports to the Board on activities completed by each committee and all members of the Board are invited to observe the meetings of any committees of which they are not already a member. From time to time, external professional advisors are invited to join the Board for informal discussions on topics of interest.

The Board participates in strategic planning sessions on an annual basis and the President and Chief Executive Officer selects educational topics for presentation and discussion. The September, 2006 strategic planning session included an overview of the international and Canadian contexts for the industry (with focus on global supply and demand, competitive positioning, capital costs and greenhouse gas management) together with a review of various strategic objectives for the Corporation.

The Corporation regularly offers its Board the opportunity to visit operating sites and facilities with the intention of increasing their knowledge of the businesses and strategic objectives of the Corporation and acquainting them with the management of these operating sites and facilities. In 2006, directors were invited to participate in a tour of the Iogen plant in Ottawa, Ontario. Iogen Corporation is a leader in technology to produce cellulose ethanol, a fully renewable, advanced biofuel that can be used in motor vehicles. Royal Dutch Shell plc is one of a number of major investors in Iogen Corporation.

The Corporation also maintains a continuing education program for its directors. All members of the Board are given the opportunity to enroll in approved professional development programs at the expense of the Corporation. These programs must be first approved by the Nominating and Governance Committee. Directors are also encouraged to join professional associations to enhance their knowledge of their role as a corporate director and committee member.

All members of the Board are members of the Institute of Corporate Directors.

 48      SCHEDULE VI

NI 58-101	Shell Canada’s Corporate Governance Practices

5) Ethical Business Conduct

a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:	The Corporation has adopted a Statement of General Business Principles and a Code of Ethics for its directors, officers and employees which includes commentary and direction in the areas of business integrity and conflicts of interest.

i) disclose how a person or company may obtain a copy of the code;	Copies of the Corporation’s Statement of General Business Principles and the Code of Ethics can be found on the Corporation’s website at www.shell.ca. Printed versions of these documents are also available upon request to the Corporation’s Secretary.

ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and	The Audit Committee meets regularly with management and, independently of management, the internal and external auditors to review compliance with the Corporation’s Statement of General Business Principles and Code of Ethics.

iii)   provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.
The Corporation has not filed any material change report that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

b)  Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.
In the ordinary course of business, the Corporation and its subsidiaries enter into transactions with which a director may have a relationship. If any such transactions are brought before the Board for discussion or approval, the director declares a conflict of interest and withdraws from any discussion or vote on the transaction.

c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	The Board receives from the President and Chief Executive Officer annual assurance letters on the Statement of General Business Principles and Code of Ethics and a wide range of business procedures, policies and practices.

SCHEDULE VI   49

NI 58-101	Shell Canada’s Corporate Governance Practices

6) Nomination of Directors

a) Describe the process by which the board identifies new candidates for board nomination.	The Nominating and Governance Committee is responsible for determining the selection criteria for new nominees and for assisting the President and Chief Executive Officer in proposing new nominees to the Board. This committee is also responsible for the ongoing assessment of directors.

New nominees must have a track record in general business management, expertise in an area of strategic interest to the Corporation, the ability to devote the time required and a willingness to serve. Other considerations include diversity, age, residency, other directorships, financial literacy and expertise and the absence of material conflicts of interest. The Committee also periodically assesses the skill sets of the current Board members by considering individual director talents and board requirements to identify the required skills that the Committee deems beneficial to the board structure. The Committee maintains an evergreen list of director candidates and reviews the list annually. Directors are elected by the shareholders at each annual meeting to serve for a term expiring on the date of the following annual meeting.

In 2006, the Committee identified two new directors to join the Board. Louise Fréchette and David Galloway were chosen following an extensive search conducted by management and a recruitment firm engaged by the Committee. A short list of candidates were selected following a search of the Canadian and international markets, and were interviewed by both the Chief Executive Officer and a member of the Nominating and Governance Committee. The results of these interviews were reviewed with the Nominating and Governance Committee as a whole, and the final preferred candidates were recommended to the Board for approval. The Board approved the appointment of these new directors effective September 28, 2006.

b)  Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.
The Board has a Nominating and Governance Committee composed entirely of independent directors. The four members of the Nominating and Governance Committee are:1) Derek H. Burney (Chair)
2)  Kerry L. Hawkins
3)  David W. Kerr
4) Nancy C. Southern

c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	The Charter of the Nominating and Governance Committee can be found on the Corporation’s website at www.shell.ca. A printed copy of the Charter will also be provided upon request to the Corporation’s Secretary.

 50      SCHEDULE VI

NI 58-101	Shell Canada’s Corporate Governance Practices

7) Compensation

a) Describe the process by which the board determines the compensation for the issuer’s directors and officers.	The Nominating and Governance Committee reviews the adequacy and form of directors’ compensation on an annual basis. In making its recommendations on directors’ compensation, the Nominating and Governance Committee takes into account the time commitment, risks and responsibilities of directors as well as the types of compensation and the amounts paid to directors of comparable publicly traded Canadian companies. Additional information on directors’ compensation can be found in Schedule VIII of this Annual Information Form.

The Management Resources and Compensation Committee reviews and determines the compensation of the President and Chief Executive Officer and reviews and approves the annual recommendations of the President and Chief Executive Officer with respect to the base salaries of senior management.

b)  Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.
The board has a Management Resources and Compensation Committee that is composed entirely of independent directors. The four members of the Management Resources and Compensation Committee are:
1)  Ronald W. Osborne (Chair)
2)  Derek H. Burney
3)  Louise Fréchette
4) Ida J. Goodreau

c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The Charter of the Management Resources and Compensation Committee can be found on the Corporation’s website at www.shell.ca. A printed copy of the Charter will also be provided upon request to the Corporation’s Secretary.

d)  If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining the compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.
In 2006, Towers Perrin was retained by the Management Resources and Compensation Committee to provide consultation with respect to senior management compensation practices. Towers Perrin reviewed market compensation and benefits for the Corporation’s executives, including the President and Chief Executive Officer, and the design of the Corporation’s Long Term Incentive Plan. Total compensation paid to Towers Perrin in 2006 was $143,000.

SCHEDULE VI   51

NI 58-101	Shell Canada’s Corporate Governance Practices

8) Other Board Committees If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	In addition to the Audit Committee, the Nominating and Governance Committee and the Management Resources and Compensation Committee, the Corporation also has the following standing committees:

Reserves Committee
(appointed September, 2004 and reconstituted November, 2006)
Members of the Reserves Committee are:
1)  David W. Kerr (Chair)
2)  David A. Galloway
3)  Raymond Royer

Health, Safety, Environment & Social Responsibility Committee
(appointed November, 2005 and reconstituted November, 2006)
Members of the Health, Safety, Environment & Social Responsibility Committee are:
1)  Nancy C. Southern (Chair)
2)  Derek H. Burney
3)  Louise Fréchette

Pension Subcommittee
(appointed March, 2006 and reconstituted November, 2006)
Members of the Pension Subcommittee are:
1)  Ida J. Goodreau (Chair)
2)  Ronald W. Osborne
3)  Raymond Royer

All members of these committees are independent directors.

The Charters of these committees can be found on the Corporation’s website at www.shell.ca. Printed copies of the Charters will also be provided upon request to the Corporation’s Secretary.

9)  Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.
The Nominating and Governance Committee’s mandate includes responsibility for evaluating the effectiveness of the Board, its committees and the contribution of individual directors. This Committee has formulated a process to monitor the quality and effectiveness of the Board, its Committees and each director and to review the Board’s relationship with management.

On an annual basis, the Chair of the Nominating and Governance Committee leads a full evaluation of the effectiveness and performance of the Board as a whole, all Committees and each director. A peer assessment of fellow directors is encouraged as part of this process. Among other things, this evaluation includes measuring the performance of the Board and its Committees against the duties and responsibilities as set out in their respective charters, the allocation of time to various agenda topics during meetings, the adequacy of information provided to directors, the strategic planning process, the effectiveness of the Chairman of the Meetings of the Board and the Committee Chairs in managing meetings (together with the fulfillment of their duties and responsibilities as set out in their respective position descriptions), the effectiveness of individual directors and the Corporation’s overall governance processes. With the information gathered from his interviews with each director, the Chair of the Nominating and Governance Committee then provides a written and oral report of the results of the evaluation and assessment to the Board. If follow-up matters are raised as an outcome of the evaluation and assessment, the Chair of the Nominating and Governance Committee is expected to take such action, as appropriate.

In connection with the annual evaluation, and throughout the year, dialogue between Board members is encouraged to establish any recommendations as to the structure of the Board and its Committees and the contributions, knowledge and experience of individual directors. Directors are encouraged to approach the Chairman of the Meetings of the Board, the Lead Director or the Secretary with comments on how the directors, either collectively or individually, could operate more effectively as Board members. Such feedback is viewed as a constructive means to enhance individual director contribution and overall board effectiveness.

The Board also monitors and discloses director share ownership requirements and the attendance of directors at Board and Committee meetings, as set out in Schedule VII of this Annual Information Form.

 52      SCHEDULE VI

Schedule VII

DIRECTORS

The Board of Directors (the “Board”) is elected annually and may consist of such number as may be fixed from time to time by the directors being not less than eight nor more than 15 directors. The term of office for each person elected is until the next annual meeting or until his or her successor is duly elected or appointed.

The following pages set forth information concerning the current directors of the Corporation.

Since 2006, Mr. Burney has been the Chairman of CanWest Global Communications Corp., an international media company with interests in broadcast television, publications, radio, specialty cable channels, out-of-home advertising and interactive operations in Canada, Australia, New Zealand, Malaysia, Singapore, Indonesia, Turkey, the United Kingdom and the United States.

Also in 2006, Mr. Burney was appointed as Senior Strategic Advisor to Ogilvy Renault LLP, a full service law firm with offices in Toronto, Ottawa, Montreal and London, United Kingdom. Mr. Burney assists clients in dealing with cross-border and domestic issues as well as trade and investment policy matters.
Derek H. Burney, O.C. Age: 67 Ottawa, Ontario
Since 2004, Mr. Burney has been the Chairman of New Brunswick Power Corporation, a Crown Corporation with the legislated mission to provide for the electricity needs of the Province of New Brunswick. New Brunswick Power Corporation is the largest electric utility in Atlantic Canada.

From 1999 to 2004 Mr. Burney served as President and Chief Executive Officer of CAE Inc., the world’s premier provider of simulation and control technologies for training and optimization solutions for the aerospace and defense sectors
.

He is Chairman of the Confederation College Foundation, a Fellow at the Canadian Defence and Foreign Affairs Institute and a Visiting Professor and Senior Distinguished Fellow of Carleton University. Mr. Burney also serves as a director of TransCanada Corporation and TransCanada Pipelines Limited.

Shell Canada Board Details:
• Director since April 25, 2001
• Lead Director
• Independent
• Chair of the Nominating and Governance Committee and the Special Committee (formed to evaluate the proposal received from Royal Dutch Shell plc (“RDS”), the Corporation’s majority shareholder)
• Member of the Management Resources and Compensation Committee and the Health, Safety, Environment & Social Responsibility Committee
• Meets share ownership guidelines

	Deferred Share	Shares of RDS
Common	Units (“DSUs”)
Shares of the	of the	Class “A”	Class “B”
Corporation	Corporation	Shares	Shares
12,846	15,253	None	None

SCHEDULE VII   53

Louise Fréchette, O.C. Age: 60 Montreal, Quebec	Ms. Fréchette most recently served as Deputy Secretary-General of the United Nations from 1998 to 2006. From 1995 until 1998, she was Deputy Minister of the Canadian Federal Department of Defence. Prior to 1995, Ms. Fréchette held a succession of senior positions in the federal government, including Associate Deputy Minister of the Department of Finance, Ambassador and Permanent Representative of Canada to the United Nations, Assistant Deputy Minister positions with the Department of Foreign Affairs and International Trade, and Canada’s Ambassador to Argentine and Uruguay.

Ms. Fréchette is also a Distinguished Fellow of the Centre for International Governance Innovation in Waterloo, Ontario.

Shell Canada Board Details:
• Director since September 28, 2006
• Independent
• Member of the Management Resources and Compensation Committee and the Health, Safety, Environment & Social Responsibility Committee
• Does not meet share ownership guidelines (due to joining the Board on September 28, 2006)

		Shares of RDS
Common
Shares of the	DSUs of the	Class “A”	Class “B”
Corporation	Corporation	Shares	Shares
570	460	None	None

David A. Galloway Age: 63 Toronto, Ontario
Mr. Galloway is currently Chairman of the Board of the Bank of Montreal and was President and Chief Executive Officer of Torstar Corporation from 1988 until his retirement in 2002. He joined Torstar Corporation in 1981 as Director of Corporate Development. Torstar Corporation is a major newspaper and book publishing company. It publishes, among other newspapers, the Toronto Star, which is Canada’s largest daily newspaper. The book publishing segment of the company consists of Harlequin Enterprises Limited, best known for publishing romance fiction worldwide. Before his appointment in 1982 as President and Chief Executive Officer for Harlequin, Mr. Galloway was a founding partner of the Canada Consulting Group, a leading strategic management consulting firm, which was acquired by Boston Consulting Group in 1992. He began his career with General Foods.

Mr. Galloway also serves as a director of Abitibi Consolidated, The E.W. Scripps Company and Toromont Industries Ltd.

Mr. Galloway also served as a director of ITI Education Corporation (due to Torstar Corporation’s 40 per cent ownership) when it voluntarily agreed to the appointment of a receiver in August, 2001. Mr. Galloway is no longer a director of ITI Education Corporation.

Shell Canada Board Details:
• Director since September 28, 2006
• Independent
• Member of the Audit Committee and the Reserves Committee
• Does not meet share ownership guidelines (due to joining the Board on September 28, 2006)

		Shares of RDS
Common
Shares of the	DSUs of the	Class “A”	Class “B”
Corporation	Corporation	Shares	Shares
690	479	None	None

 54      SCHEDULE VII

Ida J. Goodreau Age: 55 Vancouver, British Columbia	Ms. Goodreau has been President and Chief Executive Officer of Vancouver Coastal Health Authority since 2002. The Vancouver Coastal Health Authority shares responsibility with five other geographical health authorities and ministries of the British Columbia provincial government for planning, delivering, monitoring and evaluating health care programs in the province.

From 2000 to 2002, Ms. Goodreau was Senior Vice-President of Global Optimization & Human Resources, Norske Skog Industries.

Ms. Goodreau also served as a director of Terasen Inc. from November, 2002 to December, 2005.

Shell Canada Board Details:
• Director since April 24, 2003
• Independent
• Chair of the Pension Subcommittee
• Member of the Management Resources and Compensation Committee
• Meets share ownership guidelines

		Shares of RDS
Common
Shares of the	DSUs of the	Class “A”	Class “B”
Corporation	Corporation	Shares	Shares
2,817	7,763	None	None

Kerry L. Hawkins Age: 66 Winnipeg, Manitoba	Mr. Hawkins was President of Cargill Limited from 1982 until his retirement at the end of November, 2005. Cargill Limited is a Canadian agricultural, food and processing company.

Mr. Hawkins also serves as a director of TransCanada Pipelines Limited, TransCanada Corporation and Nova Chemicals Corporation.

Shell Canada Board Details:
•  Director since October 1, 1997
•  Independent
•  Chair of the Audit Committee
• Member of the Nominating and Governance Committee and the Special Committee (formed to evaluate the proposal received from RDS)
• Meets share ownership guidelines

		Shares of RDS
Common
Shares of the	DSUs of the	Class “A”	Class “B”
Corporation	Corporation	Shares	Shares
13,539	15,809	None	None

SCHEDULE VII   55

David W. Kerr Age: 63 Toronto, Ontario
Mr. Kerr has served as a director of Brookfield Asset Management Inc. since May 1987.

Until its acquisition by Xstrata in November, 2006, Mr. Kerr was the Chairman and a director of Falconbridge Limited (formerly Noranda Inc.). Falconbridge Limited was a leading international mining and metals company and was one of the world’s largest producers of zinc and nickel and a significant producer of copper, primary and fabricated aluminum, lead, silver, gold, sulphuric acid and cobalt.

Mr. Kerr was the Chairman and a director of Noranda Inc. from 2002 to 2006, Chairman and Chief Executive Officer from 2001 to 2002 and President and Chief Executive Officer from 1990 to 2001.

Mr. Kerr also serves as a director Sun Life Financial Inc.

Shell Canada Board Details:

• Director since April 24, 2003
• Independent
• Chair of the Reserves Committee
• Member of the Audit Committee, the Nominating and Governance Committee and the Special Committee (formed to evaluate the proposal received from RDS)
• Meets share ownership guidelines

		Shares of RDS
Common
Shares of the	DSUs of the	Class “A”	Class “B”
Corporation	Corporation	Shares	Shares
11,000	6,473	None	861

Clive Mather Age: 59 Calgary, Alberta	Mr. Mather has served as President and Chief Executive Officer of Shell Canada Limited since August, 2004. From 2002 to 2004, Mr. Mather served as Chairman of Shell UK Limited and Head of Global Learning of Shell International Limited. From 2001 to 2002, Mr. Mather served as Special Advisor to the Chairman of the Committee of Managing Directors of Shell International Limited. From 1999 to 2001, Mr. Mather served as Chief Executive Officer of Shell Services International Ltd. Prior to this, Mr. Mather served as Director, International of Shell International Limited.

Mr. Mather is also currently a director of Shell Chemicals Canada Ltd., Shell Canada Products Limited and Shell Canada OP Inc. Mr. Mather served on the Board of Directors of Placer Dome Inc. from April, 2005 to January, 2006.

Shell Canada Board Details:
• Director since August 1, 2004
• Non-Independent
• Meets director share ownership guidelines

		Shares of RDS
Common
Shares of the	DSUs of the	Class “A”	Class “B”
Corporation	Corporation	Shares	Shares
1,700	21,952	None	252

 56      SCHEDULE VII

Marvin E. Odum Age: 49 Houston, Texas	Mr. Odum has been Executive Vice President — Americas for Shell Exploration and Production since May, 2005. Prior to that, from May, 2003 to May, 2005, Mr. Odum was Chief Executive Officer of InterGen, a global power generation firm active in 13 countries. Mr. Odum was Shell Gas and Power Director for the Americas, based in London, from 2001 to 2003.

Shell Canada Board Details
•  Director since April 28, 2006
•  Non-Independent
• Does not meet share ownership guidelines. As an employee of an affiliate of RDS, Mr. Odum is not subject to share ownership requirements.

		Shares of RDS
Common
Shares of the	DSUs of the	Class “A”	Class “B”
Corporation	Corporation	Shares	Shares
None	None	174,641	None

Ronald W. Osborne Age: 60 Toronto, Ontario
Since May, 2005, Mr. Osborne has been Chairman of the Board of Sun Life Financial Inc. and its wholly owned subsidiary, Sun Life Assurance Company of Canada.

From 1999 to 2003, Mr. Osborne was President and Chief Executive Officer of Ontario Power Generation Inc. which owns the power generation assets supplying approximately 85 per cent of all electricity consumed in Ontario.

Mr. Osborne is a director of Torstar Corporation, St. Lawrence Cement Group Inc., Massachusetts Financial Services Company and Four Seasons Hotels Inc., and is a trustee of RioCan Real Estate Investment Trust.

Mr. Osborne served as a director of Air Canada from 1999 to 2004. Air Canada sought and received protection from bankruptcy on April 1, 2003 and exited from this protection on September 30, 2004 with a reorganized corporate structure. Mr. Osborne resigned as a director of Air Canada effective as of September 30, 2004.

Mr. Osborne served as a director of Nortel Networks Corporation and Nortel Networks Limited from April 1996 to September 1997 and from June 2005 to June 2006. The Ontario Securities Commission (OSC) issued a management cease trade order in April, 2006 against the directors, officers and certain current and former employees following the announcement by the companies of the need to restate certain of their previously reported financial results and the resulting delay in the filings of certain 2005 financial statements. This order prohibited these individuals from trading in the securities of the companies until two business days following the receipt by the OSC of the required filings. The British Columbia and Quebec Securities Commissions issued similar orders, however Mr. Osborne was not subject to these other orders. The OSC lifted the management cease trade order effective June, 2006 and the orders of the other securities commissions were lifted shortly thereafter. Mr. Osborne resigned as a director of Nortel Networks Corporation and Nortel Networks Limited effective as of June 29, 2006.

Shell Canada Board Details:

• Director since April 25, 2001
• Independent
• Chair of the Management Resources and Compensation Committee
• Member of the Audit Committee, the Pension Subcommittee and the Special Committee (formed to evaluate the proposal received from RDS)
• Meets share ownership guidelines

		Shares of RDS
Common
Shares of the	DSUs of the	Class “A”	Class “B”
Corporation	Corporation	Shares	Shares
7,782	1,895	None	None

SCHEDULE VII   57

Rob J. Routs Age: 60 The Hague, The Netherlands	Mr. Routs is currently an Executive Director of Royal Dutch Shell plc and was previously a Managing Director of the Royal Dutch/Shell Group since 2003. From 2002 to 2003, Mr. Routs served as President and Chief Executive Officer of Shell Oil Products U.S., President of Shell Oil Company and Country Chair for the Shell Group in the United States. From 2000 to 2002, Mr. Routs served as President and Chief Executive Officer of Equilon Enterprises LLC. Prior to that, Mr. Routs was Head of Shell International Resource and Technology Services Group (Shell Global Solutions).

Mr. Routs also serves as a director of Shell Petroleum NV and Shell Chemicals Ltd.

Shell Canada Board Details:
•  Director since April 29, 2005
•  Chairman of the Meetings of the Board
•  Non-Independent
•  Does not meet share ownership guidelines. As an employee of an affiliate of RDS, Mr. Routs is not subject to share ownership requirements

		Shares of RDS
Common
Shares of the	DSUs of the	Class “A”	Class “B”
Corporation	Corporation	Shares	Shares
1,509	None	1,023	None

Raymond Royer, O.C. Age: 68 Ile Bizard, Quebec	Mr. Royer has been President and Chief Executive Officer of Domtar Inc. since 1996. Domtar Inc. is a North American manufacturer of fine papers, pulp and forest products.

Mr. Royer also serves as a director of Domtar Inc. and Power Financial Corporation.

Shell Canada Board Details:
•  Director since April 26, 2000
•  Independent
•  Member of the Audit Committee and the Pension Subcommittee
•  Meets share ownership guidelines

Shares of RDS
Common
Shares of the	DSUs of the	Class “A”	Class “B”
Corporation	Corporation	Shares	Shares
30,708	None	None	None

 58      SCHEDULE VII

Nancy C. Southern Age: 50 Calgary, Alberta	Ms. Southern has been President and Chief Executive Officer of ATCO Ltd. and Canadian Utilities Limited since January, 2003. Ms. Southern was Co-Chairman and Chief Executive Officer of ATCO Ltd. and Canadian Utilities Limited from 2000 to December, 2002. ATCO Ltd. is a management holding company with operating subsidiaries engaged in regulated natural gas and electric operations, power generation, manufacturing, sale and leasing of relocatable workforce shelter products and other businesses. Canadian Utilities Limited is a holding company with operating subsidiaries engaged in natural gas and electrical energy utility operations and in related non-regulated operations.

Ms. Southern also serves as a director and Chief Executive Officer of certain other subsidiaries of ATCO Ltd. and Canadian Utilities Limited. Ms. Southern is a director of the Bank of Montreal and Akita Drilling Ltd. and is Executive Vice President of Spruce Meadows.

Shell Canada Board Details:
• Director since April 25, 2001
• Independent
• Chair of the Health, Safety, Environment & Social Responsibility Committee
• Member of the Nominating and Governance Committee
• Meets share ownership guidelines

		Shares of RDS
Common
Shares of the	DSUs of the	Class “A”	Class “B”
Corporation	Corporation	Shares	Shares
12,604	1,931	None	None

As of March 8, 2007, all directors as a group beneficially owned, directly or indirectly, or exercised control or direction over the number of Common Shares of the Corporation, DSUs of the Corporation and Class “A” and Class “B” shares of RDS set forth in the following table. None of these individuals own any voting shares in any of the Corporation’s subsidiaries.

			Shares of RDS
	Common Shares of	DSUs of the	Class “A”	Class “B”
Directors as a Group	the Corporation	Corporation	Shares	Shares
	95,765	72,015	175,664	1,113

Other Public Company Directorships/Committee Appointments

The following table lists the directors of the Corporation and the other publicly traded companies for which they serve as a director, together with board committee memberships as at December 31, 2006.

Other Public Company
Director	Directorships	Committee Memberships
Derek H. Burney	TransCanada Pipelines Limited	Governance Committee Audit Committee
	TransCanada Corporation	Governance Committee
	CanWest Global Communications Corp.	Governance Committee Human Resources Committee
	CanWest MediaWorks Inc.	Governance Committee Human Resources Committee

SCHEDULE VII   59

Other Public Company
Director	Directorships	Committee Memberships
David Galloway	Abitibi Consolidated	Human Resources Committee Health and Safety Committee
	Bank of Montreal	Risk Review Committee Human Resources Committee Corporate Governance Committee
	The E.W. Scripps Company	Compensation Committee (Chair)
	Toromont Industries Ltd.	Compensation Committee Corporate Governance Committee
Kerry L. Hawkins	TransCanada Pipelines Limited	Human Resources Committee Health, Safety and Environment Committee
	TransCanada Corporation	Human Resources Committee Health, Safety and Environment Committee
	Nova Chemicals Corporation	Audit, Finance and Risk Committee (Chair) Human Resources Committee
David W. Kerr	Brookfield Asset Management Inc.	No Committees
	Sun Life Financial Inc.	Audit and Conduct Review Committee Management Resources and Compensation Committee
Ronald W. Osborne	Sun Life Financial Inc.	Governance Committee
	Torstar Corporation	Audit Committee Salary and Organization Committee
	Four Seasons Hotels Inc.	Audit Committee (Chair)
	St. Lawrence Cement Group Inc.	No Committees
	RioCan Real Estate Investment Trust	Audit Committee (Chair)
Raymond Royer	Domtar Inc.	Pension Committee Environment, Health and Safety Committee
	Power Financial Corporation	Executive Committee Audit Committee Compensation Committee
Nancy C. Southern	ATCO Ltd.	No Committees
	Canadian Utilities Limited	No Committees
	Bank of Montreal	Risk Review Committee
	CU Inc.	No Committees
	Akita Drilling Ltd.	No Committees

 60      SCHEDULE VII

Interlocking Relationships

The following table lists the directors of the Corporation who served together on the boards of directors of other publicly traded companies as at December 31, 2006:

Company	Director	Committees Served
Sun Life Financial Inc.	Ronald W. Osborne	• Governance Committee
	David W. Kerr	• Audit and Conduct Review Committee
• Management Resources and Compensation Committee
Bank of Montreal	David Galloway	• Risk Review Committee
• Human Resources Committee
• Corporate Governance Committee
	Nancy C. Southern	• Risk Review Committee
TransCanada Pipelines Limited	Kerry L. Hawkins	• Health, Safety and Environment Committee
• Human Resources Committee
	Derek H. Burney	• Governance Committee
• Audit Committee
TransCanada Corporation	Kerry L. Hawkins	• Health, Safety and Environment Committee
• Human Resources Committee
	Derek H. Burney	• Governance Committee

Director Share Ownership Requirements

Independent directors, who are not employees of the Corporation or of RDS, or any affiliate thereof, are required to own either Common Shares or DSUs equivalent to three years’ Board annual retainer fees (currently $50,000 per year) after five years of Board service. As at December 31, 2006, the equity ownership of the directors in the Corporation is as follows:

SCHEDULE VII   61

Summary of Directors’ Equity Ownership and Changes in Equity Ownership 1

Directors’ Equity Ownership and Changes Therein
											Does the
		Equity Ownership as at December 31, 2006 [1]				Equity Ownership as at March 10, 2006 [2]				Net Change in	Director
	# of									Amount at Risk [3]	Meet the
	Years	Common			Amount at	Common			Amount at	as at	Minimum
Director	Served	Shares	DSUs	Total	Risk	Shares	DSUs	Total	Risk	December 31, 2006	Requirement?
D.H. Burney	6	12,846	15,253	28,099	$1,222,587	12,846	12,110	24,956	$975,280	$247,307	✓
L. Fréchette [4]	–	570	460	1,030	$44,815	–	–	–	–	$44,815	X
D. Galloway [4]	–	690	479	1,169	$50,863	–	–	–	–	$50,863	X
I.J. Goodreau	4	2,817	7,763	10,580	$460,335	2,817	5,047	7,864	$307,325	$153,010	✓
K.L. Hawkins	10	13,539	15,809	29,348	$1,276,931	13,539	12,682	26,221	$1,024,716	$252,215	✓
D.W. Kerr	4	11,000	6,473	17,473	$760,250	11,000	4,666	15,666	$612,227	$148,023	✓
C. Mather [5]	3	1,700	21,952	23,652	$1,029,098	1,700	21,702	23,402	$914,550	$114,548	✓
M. Odum	–	–	–	–	–	–	–	–	–	–	N/A
R.W. Osborne	6	7,782	1,895	9,677	$421,046	7,782	991	8,773	$342,848	$78,198	✓
R.J. Routs	2	1,509	–	1,509	$65,656	1,509	–	1,509	$58,971	$6,685	N/A
R. Royer	7	30,708	–	30,708	$1,336,105	28,556	–	28,556	$1,115,968	$220,137	✓
N.C. Southern	6	12,604	1,931	14,535	$632,417	10,914	1,909	12,823	$501,122	$131,295	✓

Notes:
1 The closing price on the TSX on December 29, 2006 was $43.51 (the last trading day of 2006).
2 The closing price on the TSX on March 10, 2006 was $39.08.

[3]	“Amount at Risk” refers to the amount of money that is invested in the Common Shares and DSUs of the Corporation that is exposed to the possibility of loss.
4 Ms. Fréchette and Mr. Galloway joined the Board of Directors on September 28, 2006.

[5]	As an employee of the Corporation, Mr. Mather is not subject to director share ownership requirements but is subject to share ownership requirements as an executive officer of the Corporation.

All directors meet the share ownership requirements, with the exception of Ms. Fréchette and Messrs. Galloway, Routs and Odum. Ms. Fréchette and Mr. Galloway joined the Board of Directors on September 28, 2006. Mr. Routs is an Executive Director of RDS and Mr. Odum is Executive Vice President — Americas for Shell Exploration and Production. As employees of RDS or an affiliate thereof, Messrs. Routs and Odum are not subject to the Corporation’s share ownership requirements.

 62      SCHEDULE VII

Record of Director Attendance

The following table illustrates directors’ attendance for 2006 (with Committee attendance reflected until October 31, 2006). From time to time, Shell Canada calls special Board meetings that are not scheduled. These meetings may be called on short notice.

			% of
			Regularly		% of		% of
		Regularly Scheduled	Scheduled	Independent	Independent		Special		% of
		Board	Board	Directors’	Directors’	Special	Board	Committee	Committee
	Committee	Meetings	Meetings	Meetings	Meetings	Board Meetings	Meetings	Meetings	Meetings
Director	Memberships	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended

Derek H. Burney	N&G (Chair), MRCC, HSE&SR	6 of 7	86	6 of 7	86	5 of 5	100	11 of 16	69
Louise Fréchette [1]	–	1 of 1	100	1 of 1	100	2 of 2	100	–	–
David Galloway [1]	–	1 of 1	100	1 of 1	100	1 of 2	50	–	–
Ida J. Goodreau	Audit, MRCC, HSE&SR, Pension	7 of 7	100	6 of 7	86	5 of 5	100	15 of 15	100
Kerry L. Hawkins	Audit (Chair), N&G, Reserves, HSE&SR	7 of 7	100	7 of 7	100	4 of 5	80	15 of 16	94
David W. Kerr	Reserves (Chair), Audit, N&G, HSE&SR	7 of 7	100	6 of 7	86	5 of 5	100	15 of 16	94
W. Adrian Loader [2]	–	2 of 3	67	–	–	–	–	–	–
Clive Mather	–	7 of 7	100	–	–	5 of 5	100	–	–
Marvin E. Odum [3]	–	4 of 4	100	–	–	3 of 5	60	–	–
Ronald W. Osborne	MRCC (Chair), Pension (Chair), Audit, Reserves	7 of 7	100	7 of 7	100	5 of 5	100	15 of 15	100
Rob J. Routs	–	7 of 7	100	–	–	4 of 5	80	–	–
Raymond Royer	Audit, MRCC, Pension	5 of 7	71	5 of 7	71	4 of 5	80	10 of 12	83
Nancy C. Southern	HSE&SR (Chair) MRCC, N&G, Pension	6 of 7	86	4 of 7	57	4 of 5	80	10 of 13	77

Notes:

[1]	Ms. Fréchette and Mr. Galloway joined the Board of Directors on September 28, 2006 and were appointed to certain Committees effective November 1, 2006.

[2]	Mr. Loader retired from the Board of Directors on April 28, 2006. Three regularly scheduled board meetings were held in 2006 prior to Mr. Loader’s retirement from the Board.

[3]	Mr. Odum was elected as a director on April 28, 2006. Three regularly scheduled board meetings were held in 2006 prior to Mr. Odum’s election to the Board.

4 The Board of Directors does not have an Executive Committee.

SCHEDULE VII   63

On November 1, 2006, the membership of the Committees was reconstituted following the appointment of two new directors to the Board. The following table illustrates directors’ attendance at Committee meetings for the period November 1 to December 31, 2006.

		Committee Meetings	% of Committee
Director	Committee Memberships	Attended [1]	Meetings Attended

Derek H. Burney	N&G (Chair), MRCC, HSE&SR	2 of 2	100
Louise Fréchette	HSE&SR, MRCC	1 of 1	100
David Galloway	Audit, Reserves	2 of 2	100
Ida J. Goodreau	MRCC, Pension (Chair)	1 of 1	100
Kerry L. Hawkins	Audit (Chair), N&G	2 of 2	100
David W. Kerr	Reserves (Chair), Audit, N&G	3 of 3	100
Clive Mather	–	–	–
Marvin E. Odum	–	–	–
Ronald W. Osborne	MRCC (Chair), Pension, Audit	2 of 2	100
Rob J. Routs	–	–	–
Raymond Royer	Reserves, Pension	0 of 1	0
Nancy C. Southern	HSE&SR (Chair), N&G	1 of 1	100

Note:

[1]	Between November 1 and December 31, 2006, one meeting of each of the Audit, Reserves, Management Resources and Compensation and Nominating and Governance Committees were held.

Summary of Meetings Held in 2006

Regularly Scheduled Board Meetings — 7
Independent Directors’ Meetings — 7
Special Board Meetings — 5
Audit Committee Meetings — 8
Management Resources and Compensation Committee Meetings — 5
Pension Subcommittee Meetings — 2
Nominating and Governance Committee Meetings — 5
Reserves Committee Meetings — 4
Health, Safety, Environment & Social Responsibility Committee Meetings — 3

The practice of the Board of Directors and each Committee is to meet without management present in connection with each regularly scheduled meeting.

All directors receive in-depth board and committee materials pertaining to the business to be considered at each board and committee meeting. If a director is unable to attend any board or committee meeting, that director may contact the Chairman of the Meetings of the Board, the Lead Director, the President and Chief Executive Officer or any other director to discuss the business addressed by the board or the committee. Directors may also communicate with members of the senior management team, as well as any other employee of the Corporation, that may have relevant information pertaining to board or committee business.

 64      SCHEDULE VII

Directors’ and Officers’ Liability Insurance

Liability insurance in the amount of $100,000,000 per policy year was purchased for the benefit of the directors and officers of the Corporation against liability incurred by them in their capacity as a director or officer of the Corporation, a subsidiary of the Corporation or an outside entity at the request of the Corporation. There is no lesser limit specified for any individual insured.

In 2006, the approximate amount of the insurance premium paid by the Corporation was $782,475 on an annual basis. A one year policy was purchased that will expire June 30, 2007. The premium is payable without distinction as to directors as a group or officers as a group and the total cost of the insurance is paid by the Corporation.

In respect of wrongful acts for which the Corporation is not permitted by law to indemnify an insured individual, there is no deductible. Where the Corporation is permitted to indemnify the insured, the deductible is $1,000,000.

Indemnity Agreements

The directors and officers of the Corporation have indemnity agreements with the Corporation pursuant to which, in accordance with the provisions of the Corporation’s by-laws and the Canada Business Corporations Act (CBCA), such directors and officers will be indemnified by the Corporation, to the fullest extent permitted by the CBCA, in respect of all costs and liabilities which each of them may incur as a result of his or her having acted as a director and/or officer of the Corporation.

SCHEDULE VII   65

Schedule VIII

DIRECTORS AND OFFICERS REMUNERATION AND INDEBTEDNESS

I.  Compensation of Directors

Effective January 1, 2005, annual retainers and attendance fees are paid to the members of the Board of Directors on the following basis:

Board of Directors	$50,000
Lead Director	$10,000
Audit Committee Member	$7,000
Audit Committee Chair	$10,000
Management Resources and Compensation Committee Member	$5,000
Management Resources and Compensation Committee Chair	$7,000
Nominating and Governance Committee Member	$5,000
Nominating and Governance Committee Chair	$7,000
Reserves Committee Member	$5,000
Reserves Committee Chair	$7,000
Health, Safety, Environment & Social Responsibility Committee Member	$5,000
Health, Safety, Environment & Social Responsibility Committee Chair	$7,000
Per-meeting fee for Board (personal attendance)	$2,000
Per-meeting fee for Board (conference call attendance)	$1,000
Per-meeting fee for Committees (personal attendance)	$1,500
Per-meeting fee for Committees (conference call attendance)	$750

The director selected to be Chairman of the Meetings of the Board is entitled to receive an additional $75,000 per annum. Directors who are employees of the Corporation or of RDS or any affiliate thereof do not receive any directors’ fees. Therefore, in 2006, Messrs. Routs, Mather and Odum did not receive any directors’ fees as they are employees of the Corporation or of RDS or an affiliate thereof.

In October, 2006, the Board of Directors approved retainer and attendance fees on the following basis for the members of the Special Committee formed to consider and evaluate the proposal and subsequent offer by RDS to acquire the common shares of Shell Canada (other than those shares held by RDS or its affiliates):

Special Committee Member	$25,000
Special Committee Chair	$50,000
Per-meeting fee (personal attendance)	$1,500
Per-meeting fee (conference call attendance)	$750

The four members of the Special Committee are Derek H. Burney (Chair), Kerry L. Hawkins, David W. Kerr and Ronald W. Osborne.

 66      SCHEDULE VIII

Directors’ Compensation Plans

All directors who are not employees of the Corporation or of RDS or any affiliate thereof must elect, on an annual basis, to participate in either the Director Share Compensation Plan (the “DSC Plan”) or the Non-Employee Directors’ Deferred Share Unit Plan (the “DSU Plan”). The principal features of these plans are summarized below.

DSC Plan	DSU Plan

Participation — Each participating director in the DSC Plan:	Participation — Each participating director in the DSU Plan:
(a) receives 50 per cent of the fees payable to him or her for serving on the Board (excluding committee fees) in the form of Common Shares; and	(a) receives 50 per cent of Board fees (excluding committee fees) in the form of DSUs; and
(b) may elect to receive any additional percentage of Board fees and any percentage of committee fees in the form of Common Shares.	(b) may elect to receive any additional percentage of the Board fees and any percentage of committee fees in the form of DSUs.
The Common Shares are purchased on the open market by CIBC Mellon Trust Company, who acts as custodian under the DSC Plan, after the end of each calendar quarter and are credited to each participating director’s account.	When fees are payable (on a quarterly basis), the percentage(s) of fees elected are converted to DSUs which have a value equal to the market price of the Corporation’s Common Shares at the end of such quarter.

Dividends — The Common Shares purchased under the DSC Plan attract dividends.	Dividends — The DSUs attract dividends in the form of additional DSUs at the same rate as dividends on the Common Shares.

Receipt of Compensation — Once per calendar year, a participating director may instruct the custodian to sell or transfer any or all of the Common Shares credited to his or her account. Upon termination of Board service, any Common Shares and dividends remaining in the participating director’s account are delivered to such director and the account is closed.	Receipt of Compensation — A participating director is not eligible to convert DSUs until his or her termination of Board service and, if applicable, cessation of employment with the Corporation or RDS or any affiliate thereof. Following such time, and in any event prior to December 31 of the next year, the DSUs credited to such director are converted to cash in an amount equivalent to the market value of the Common Shares when the conversion is effective.

The DSC and DSU Plans are administered by the Nominating and Governance Committee. All costs associated with the administration of both plans are borne by the Corporation.

Directors do not participate in any pension, retirement or other such plan of the Corporation and its subsidiaries.

SCHEDULE VIII   67

Summary of Directors’ Compensation for 2006 1

							Committee	Committee
		Committee Chair	Lead Director	Committee Member	Board Attendance	Board Attendance	Attendance Fee	Attendance Fee
	Board Retainer	Retainer	Retainer	Retainer	Fee (Personal)	Fee (Conference)	(Personal)	(Conference)	Total Fees Paid
Name	($)	($)	($)	($)	($)	($)	($)	($)	($)

D.H. Burney	$50,000.00	$7,000.00	$10,000.00	$14,174.66	$12,000.00	$5,000.00	$16,500.00	–	$114,674.66

L. Fréchette [2]	$12,876.71	–	–	$1,671.24	$2,000.00	$2,000.00	$1,500.00	–	$20,047.95

D. Galloway [2]	$12,876.71	–	–	$2,005.48	$2,000.00	$1,000.00	$3,000.00	–	$20,882.19

I.J. Goodreau	$50,000.00	–	–	$15,019.18	$14,000.00	$5,000.00	$15,000.00	$3,000.00	$102,019.18

K.L. Hawkins	$50,000.00	$10,000.00	–	$13,349.32	$14,000.00	$4,000.00	$21,000.00	$2,250.00	$114,599.32

D.W. Kerr	$50,000.00	$7,000.00	–	$16,174.66	$12,000.00	$6,000.00	$19,500.00	$3,750.00	$114,424.66

C. Mather [3]	–	–	–	–	–	–	–	–	–

M. Odum [3]	–	–	–	–	–	–	–	–	–

R.W. Osborne	$50,000.00	$7,000.00	–	$11,174.66	$14,000.00	$5,000.00	$15,000.00	$3,750.00	$105,924.66

R.J. Routs [3]	–	–	–	–	–	–	–	–	–

R. Royer	$50,000.00	–	–	$10,854.79	$10,000.00	$4,000.00	$7,500.00	$3,000.00	$85,354.79

N.C. Southern	$50,000.00	$7,000.00	–	$9,174.66	$12,000.00	$4,000.00	$13,500.00	–	$95,674.66

								Total	$773,602,07

Notes:

[1]	Although the Special Committee (see “Compensation of Directors” on page 66 in this Schedule) met on several occasions in 2006, the retainer and attendance fees were paid to the members of the Special Committee in the first quarter of 2007.

[2]	Ms. Fréchette and Mr. Galloway joined the Board of Directors on September 28, 2006.

[3]	As employees of the Corporation or of RDS or an affiliate thereof, Messrs. Routs, Mather and Odum do not receive any directors’ fees.

II.  Executive Compensation Program

MANAGEMENT RESOURCES AND COMPENSATION COMMITTEE

Composition

The Board of Directors has established the Management Resources and Compensation Committee to assist the Board in fulfilling its responsibilities relating to the Corporation’s goals and objectives concerning: (a) compensation of the Corporation’s executive officers; (b) pension, benefit and long term incentive plans; and (c) senior management succession and development plans. The Board appoints the Management Resources and Compensation Committee annually at the Board meeting immediately following the annual meeting of shareholders. On November 1, 2006, the committee was reconstituted following the addition of two new directors to the Board. Until that time, Messrs. Osborne, Burney, Royer, Ms. Goodreau and Ms. Southern served on the committee. None of the members of the committee is or was an officer, employee or former officer or employee of the Corporation or any of its affiliates, nor are they eligible to participate in the Corporation’s executive compensation program. The committee met five times during 2006 to fulfill its responsibilities. The Chairman of the committee reports to the Board at its next meeting following any meeting or the signing of any written resolution or recommendation of the committee.

The Management Resources and Compensation Committee is comprised of four directors, all of whom are independent as defined in the Independence Standards of the Corporation.

Ronald W. Osborne (Chairman)
Derek H. Burney
Louise Fréchette
Ida J. Goodreau

 68      SCHEDULE VIII

Mandate of the Management Resources and Compensation Committee

In addition to approving compensation for senior management of the Corporation, including those listed in the Summary Compensation Table as Named Executive Officers, it is the responsibility of the Management Resources and Compensation Committee to:

•	review and approve the annual targets and objectives of the President and Chief Executive Officer and evaluate his or her performance against such targets and objectives;

•	review and approve the annual compensation of the President and Chief Executive Officer, in consultation with the Chairman of the Meetings of the Board;

•	based on the recommendation of the President and Chief Executive Officer, review and approve the annual compensation for senior management, including the Named Executive Officers that are identified on page 77 in this Schedule;

•	approve any changes to pension and other benefit plans that would significantly change the plan features or would have a significant cost to the Corporation, and approve any new pension or benefit plans;

•	review and administer the Corporation’s Long Term Incentive Plan;

•	approve termination settlements for senior management, including any retirement income supplementary to existing pension plans;

•	review the senior management succession and development plans and report to the Board at least annually on such plans;

•	recommend candidates for appointment as officers of the Corporation to the Board;

•	review and approve any employment contracts and any other individual financial arrangements for senior management;

•	recommend to the Board for approval the Report on Executive Compensation included in the Annual Management Proxy Circular; and

•	review and recommend to the Board for approval any changes to the Deferred Share Unit Plan for Executive Officers.

EXECUTIVE COMPENSATION CONSULTING ARRANGEMENT

The Management Resources and Compensation Committee has engaged an independent consulting firm, Towers Perrin, to provide advice on executive compensation design and other compensation matters, including:

•	preparing an assessment of competitiveness of compensation and benefits for the President and Chief Executive Officer and the executives in relation to the Corporation’s comparator group as defined on the next page;

•	providing advice and recommendations to the Management Resources and Compensation Committee on market competitive levels of base salary, short-term and long-term incentive compensation;

•	providing support regarding the design and administration of short-term and long-term incentive programs for executives;

•	reviewing the Report on Executive Compensation contained in the Management Proxy Circular and providing any recommendations for change in light of market practice; and

•	providing additional support as requested by the Management Resources and Compensation Committee.

Costs associated with Towers Perrin consulting work for the Management Resources and Compensation Committee in 2006 were $143,000. Towers Perrin did not provide any other services to the Corporation in 2006.

SCHEDULE VIII   69

REPORT ON EXECUTIVE COMPENSATION

Compensation Philosophy

The Corporation’s executive compensation program reflects the Corporation’s philosophy that executive compensation should:

•	attract, retain and motivate high quality senior management with the necessary experience to create long term value;

•	be consistent, fair and equitable across the business units of the Corporation;

•	be based on competitive levels of pay for responsibility and performance that contributes to objectives established for the Corporation, its business units and the executive;

•	align interests of senior management with the interests of the Corporation’s shareholders in creating value over the longer term;

•	have a significant component linked to the achievement of specific financial and non-financial measures and results as reflected in the Corporation’s Scorecard (defined below); and

•	be responsible to shareholders and fair to senior management, employees and other stakeholders.

Compensation Summary

Shell Canada’s executive compensation package, which is designed to meet performance and competitiveness objectives, is comprised of the following five components:

1)  base salary;

2)  annual incentive pay;

3)  long term incentives;

4)  pension; and

5)  perquisites.

These components are discussed in more detail on the following pages.

The structure of the total compensation package varies in accordance with the level and nature of an employee’s position in the Corporation. Generally, the higher the level of position, the greater the proportion of the compensation package that is variable and at risk. This recognizes the degree to which an employee is able to influence operational results. For the President and Chief Executive Officer, the Chief Financial Officer, the Named Executive Officers and other members of senior management, the compensation package is highly linked to performance.

In determining the total compensation of senior management of the Corporation, the Management Resources and Compensation Committee considers the following when setting and adjusting compensation levels:

•	competitive compensation data;

•	internal relativity and individual skills;

•	experience; and

•	individual, business unit and corporate performance.

Competitive compensation data is gathered from approximately twenty Canadian oil and gas companies used as the “Comparator Group” by the Corporation in reviewing or setting its compensation objectives. These organizations are of comparable size, scope and complexity

 70      SCHEDULE VIII

to the Corporation and are representative of the types of organizations with which the Corporation must compete to attract and retain talent.

An active program of expatriation with other member companies of the Shell Group allows the Corporation to improve the competitiveness of its business and develop senior as well as high potential staff by providing them opportunities to gain operational and strategic experience they may not necessarily receive within Canada. The Corporation also benefits from reciprocal exchanges of talent within the Shell Group. Expatriate senior management who are on assignment with the Corporation may be compensated according to expatriate compensation programs, which are developed for and utilized by the other member companies of the Shell Group.

1)  Base Salary

The Management Resources and Compensation Committee reviews and approves adjustments to the base salary of the President and Chief Executive Officer on an annual basis. The Management Resources and Compensation Committee reviews and has the authority to approve salary recommendations made by the President and Chief Executive Officer for the other members of senior management of the Corporation including the Named Executive Officers.

Base salaries are determined for each member of senior management by considering his or her position, duties and responsibilities, the degree of special skill and knowledge required to perform their role, and a comparison to others inside as well as outside the organization in similar positions of responsibility and scope. Base salaries are targeted to ensure strong positioning against the Comparator Group and are reviewed annually and adjusted, as appropriate, based on these factors and the individual’s performance.

2)  Annual Incentive Pay

The Corporation believes incentive pay motivates and rewards employees for their individual, business unit and corporate contributions. All staff employees in the Corporation participate in an annual incentive program based on a scorecard tool (the “Scorecard”). The management teams for each of the operating business units (E&P, Oil Products, and Oil Sands) set their business plans annually, and the business plans are reviewed and approved by the Corporation’s senior management team and the Board. The approved business plans are the basis for establishing Scorecard targets which are reviewed by the Management Resources and Compensation Committee. The Corporation’s company-wide and segregated business unit performance determines the Scorecard payout to which employees in each business unit (including Corporate, which is a service provider to the three operating business units) are entitled.

In 2006, the Corporation’s common Scorecard measures accounted for 60 per cent of all the business unit Scorecards. These measures were: Return On Average Capital Employed (“ROACE”); cash flow; Total Shareholder Return (“TSR”) rank; and safety as measured by Total Recordable Injury Frequency (“TRIF”). “Rank” refers to the Corporation’s position relative to a number of other selected Canadian integrated oil and gas companies. In addition to the Corporation’s common Scorecard measures, each business unit had operational performance measures and targets specific to their business unit.

The Scorecard is the starting point in the annual incentive pay determination process for senior management and makes up the largest component of their annual incentive pay. Individual performance is also taken into consideration when determining these awards and can increase or decrease the amount of the annual incentive award. Annually, each member of senior management enters into a performance contract which documents the targets and objectives to be achieved by each individual in the current fiscal year and may include elements such as:

•	Scorecard and business results;

•	strategic milestones; and

•	leadership and overall contribution to the Corporation’s reputation and success.

A substantial portion of each member of senior management’s annual compensation is at risk as it is linked to the achievement of Scorecard results and individual performance targets and objectives. Annual target incentive payments are based on each senior

SCHEDULE VIII   71

manager’s level of responsibility within the Corporation, and are established as a percentage of base salary. If certain performance levels are achieved, incentive awards are payable. If Scorecard results and individual performance targets are met for the performance year, the annual incentive award is intended to strongly position total cash compensation (base salary plus annual incentive award) relative to the Comparator Group. These incentive awards are intended to provide amounts that are competitive with the incentive awards that would be paid to other senior managers within the Comparator Group in similar positions and circumstances.

The Management Resources and Compensation Committee has authority to determine whether or not incentive awards will be paid in any year and, if so, the amount of the payments available under the annual incentive pay program in that year. For the Named Executive Officers, the target range is between 60 per cent to 65 per cent of base salary and could range from zero (if the threshold is not met) to either 120 per cent or 130 per cent of annual base salary (when outstanding Scorecard and individual results are achieved).

In 2006, all business unit Scorecards were above target as shown in the following 2006 Scorecard Results table:

Business Unit (BU)	Overall BU Score (Target is 1.0)
Exploration & Production	1.22
Oil Products	1.60
Oil Sands	1.12
Corporate	1.31

3)  Long Term Incentive Plan

Shell Canada has a Long Term Incentive Plan (“LTIP”) pursuant to which the Management Resources and Compensation Committee awards options to purchase Common Shares with attached tandem share appreciation rights (collectively, “Options”) to selected officers and employees. A share appreciation right (“SAR”) is a cash payment feature which provides the Option holder the right to surrender the exercisable option for cancellation in return for a cash payment from the Corporation.

The LTIP is intended to align the interests of employees with shareholders and to act as an attraction and retention incentive. The Corporation believes that the LTIP encourages achievement of long-term goals of the Corporation and therefore complements and acts as a balance to the annual incentive pay program. The LTIP has value only to the extent that additional shareholder value is created over time.

Options are an integral part of the total compensation package for senior management. Fifty per cent of the Options granted to senior management are performance-based and fifty per cent are regular time-vested. Options are granted on the basis that the combined expected value of both performance-based and regular Options will result in this component of the total compensation package being positioned strongly relative to that of the Comparator Group. Shell Canada’s position relative to the Comparator group is reviewed annually. The expected value of each long-term incentive award is determined using a binomial valuation methodology. This model identifies assumptions related to the discounted value of the award’s future payout.

Regular time-vested Options vest one-third each year for three years following the grant date. Performance-based Options have a vesting determination on the third anniversary following the grant date if certain performance criteria are met. For the 2006 performance-based Options to automatically vest, the Corporation’s three-year TSR result must exceed the average of Imperial Oil Limited, Petro-Canada, Husky Energy Inc. and Suncor Energy Inc. at the end of the three-year period. If the Corporation’s TSR does not exceed the average, the Management Resources and Compensation Committee may determine, in its sole discretion, whether all or a portion of the performance-based Options granted shall vest. In January 2007, one hundred per cent of the 2004 performance-based Options vested as the Corporation’s overall TSR for the period exceeded the average of the 2004 comparator group (Imperial Oil, Petro-Canada, and Suncor).

The Management Resources and Compensation Committee grants Options annually without reference to outstanding awards held by the employee. However, it does take into consideration the number of issued and outstanding Common Shares as well as Options at the time of grant. Generally, the higher the job level, the greater the number of Options that will be issued. In addition, the committee has delegated authority to the President and Chief Executive Officer to authorize limited grants throughout the year to enhance attraction and retention of key individuals.

 72      SCHEDULE VIII

No individual employee can be granted in excess of an aggregate of 2,700,000 Options (0.32 per cent of the total number of issued and outstanding Common Shares as at December 31, 2006). No single option holder presently exceeds this limit. No Options are granted to non-employee directors, nor are Options granted by the Corporation in respect of any securities other than Common Shares. No dividend or proxy-voting rights are granted prior to an exercise of Options and the acquisition of Common Shares. In 2006, approximately 19 per cent of employees within the Corporation received Options.

The term of an Option is ten years from the date of grant and the strike price is the closing market price of Common Shares on the date of grant (“Strike Price”). The cash payment on a SAR is based on the number of Options surrendered, multiplied by the amount by which the market price of the Common Shares at the time of surrender exceeds the Strike Price of the Option. The attachment of SARs to Options enables the Corporation to provide similar benefits to Option holders without increasing dilution caused by issuing Common Shares.

If a recipient of Options voluntarily ceases employment, the Options terminate over periods from thirty days to full term based on the recipient’s age and eligibility in the Corporation’s pension plan. In the case of involuntary termination without cause, Options remain outstanding for 2 to 5 years based on the recipient’s eligibility in the Corporation’s pension plan. Options are terminated on the date an employee is terminated for cause.

The Board of Directors may amend the LTIP subject to obtaining all necessary regulatory, stock exchange and other approvals. The Management Resources and Compensation Committee may also amend individual long-term incentive agreements with the consent of the Option holder. LTIP awards are not transferable by the recipient otherwise than by will or the laws of succession.

4)  Pension

An integral part of the compensation package offered to all employees of the Corporation, including senior management, is the Corporation’s pension plan. For a description of this plan, please refer to “Retirement and Savings Program” on page 80 of this Schedule.

5)  Perquisites

Perquisites are considered a minor component of senior management compensation and are periodically reviewed and adjusted, subject to the approval of the Management Resources and Compensation Committee. An allowance is provided to cover items such as vehicle expense, financial counselling and fitness memberships (among others).

Share Ownership Guidelines

Effective December 1, 2004, Shell Canada adopted Share Ownership Guidelines for its senior executive officers. The required shareholdings are determined as a multiple of the executive’s salary divided by the closing Common Share price on the TSX on the day prior to the effective date, which is December 1, 2004 or the date of appointment. Multiples established for each participant are:

President and Chief Executive Officer	two times base salary
Chief Financial Officer	one times base salary
Canadian Senior Vice Presidents	one times base salary
Expatriate Senior Vice Presidents	50 per cent of base salary

In calculating share ownership, the value of both Common Shares and DSUs (discussed below) are considered. Options granted are excluded.

The required shareholdings must be attained by the later of December 1, 2009 (five years after implementation), or five years after appointment to these positions. As of January 29, 2007 (the conversion date for 2006 Executive DSU election), the President and Chief Executive Officer has met 58 per cent of his ownership requirements, the Chief Financial Officer has met over 100 per cent of her ownership requirements, the Senior Vice President, E&P has met over 100 per cent of his ownership requirements, the Senior Vice President, Oil Products has met 32 per cent of his ownership requirements, and the Senior Vice President, Oil Sands has met 87 per cent

SCHEDULE VIII   73

of his ownership requirements. It is expected that the guidelines will be met by all participating senior executive officers within the five-year implementation period.

Senior Management Equity Ownership

	Number of Years	Equity Ownership Position as				Equity Ownership Position as at				Net Change in	Per cent
	Since Program	at December 31, 2005 [1]				December 31, 2006 [2]				Amount at Risk as	Ownership
	Introduction in	Common			Amount	Common			Amount	at December 31,	Position
Executive	December, 2004	Shares	DSUs	Total	at Risk	Shares	DSUs	Total	at Risk	2006	Attained

Clive Mather, President and Chief Executive Officer	2.1	1,700	21,703	23,403	$984,096	1,700	21,952	23,652	$1,029,098	$45,002	37%

Cathy L. Williams, Chief Financial Officer	2.1	36,300	–	36,300	$1,526,415	36,300	—	36,300	$1,579,413	$52,998	>100%

H. Ian Kilgour, Sr. Vice President, E&P	2.1	2,087	–	2,087	$87,758	15,844	—	15,844	$689,372	$601,614	>100%

Brian E. Straub, Sr. Vice President, Oil Sands	1.25	–	2,634	2,634	$110,760	—	2,665	2,665	$115,954	$5,194	27%

David C. Aldous, Sr. Vice President, Oil Products [3]	0.25	–	–	–	–	–	–	–	–	$—	0%

Notes:

[1]	Share price as of December 31, 2005 was $42.05.

[2]	Share price as of December 31, 2006 was $43.51.

[3]	Mr. Aldous became subject to the Share Ownership Guidelines on October 1, 2006.

Executive Deferred Share Unit Plan

The purpose of the DSU Plan for Executive Officers is to assist the President and Chief Executive Officer, the Chief Financial Officer and the Senior Vice Presidents in attaining their required shareholdings under the Share Ownership Guidelines. Under this plan, participants may elect to receive all or a percentage of their annual incentive payment in the form of DSUs rather than cash.

A participant is required to make an irrevocable election to take part in the Executive DSU Plan prior to December 31 of the relevant fiscal year. When annual incentive payments are determined following the end of the fiscal year, the amount elected is converted to DSUs based on the closing price of the Common Shares on the TSX on the third business day following the public disclosure of the Corporation’s year end financial results.

DSUs earn dividend equivalents in the form of additional DSUs at the same rate as dividends on the Corporation’s Common Shares. A participant is not permitted to convert DSUs until he or she has ceased to be an employee or director of the Corporation or an affiliate. The cash value of the DSU is equivalent to the market value of the Common Shares when conversion takes place. In 2006, Messrs. Mather, Straub and Aldous elected to participate in the Executive DSU Plan.

Employee Share Purchase Plan

Since 2001, the Corporation has offered all employees the opportunity to participate in its Employee Share Purchase Plan (“ESPP”). Management believes that employees should have a stake in the Corporation’s future and that their interest should be aligned with the interest of shareholders. To this end, the ESPP permitted employees to make cash contributions for the purchase of Common Shares on the TSX, facilitated by an external ESPP plan administrator. The Corporation contributed an additional 25 per cent (to a maximum of $150 per month) to the account of each participating employee for the purchase of additional shares, and such shares must be held for the balance of the year. As a result of the offer by RDS to acquire the Common Shares of Shell Canada (other than those held by RDS or its affiliates), the ESPP was suspended effective February 22, 2007.

 74      SCHEDULE VIII

Compensation of the President and Chief Executive Officer

Mr. Mather is seconded to the Corporation from Shell International Limited and participates in the Corporation’s base salary, annual incentive pay program and LTIP on the same basis as other Canadian senior executives of the Corporation, but elected not to participate in the ESPP. Mr. Mather does not participate in the Corporation’s Retirement and Savings Program but is a member of the Shell Overseas Contributory Pension Fund.

The following table depicts total compensation for Mr. Mather in 2006.

	Value
2006 Compensation Element	($Cdn)

Base Salary	$978,750

Annual Incentive Pay	$800,000

Other Annual Compensation	$194,643	[1]

Grant of 330,000 stock options in 2006	$2,497,770	[2]

Value of pension contributions in 2006	$465,746

Total	$4,936,909

Notes:

[1]	Further details can be found in the “Summary Compensation Table” on pages 77 and 78 in this Schedule.

[2]	This amount represents the expected value of regular and performance-based options at the time of grant based on the binominal valuation methodology.

1)  Base Salary

The President and Chief Executive Officer’s salary is reviewed by the Management Resources and Compensation Committee annually. Adjustments are based on his level of responsibility and comparison to the Comparator Group and his peers within the Shell Group.

2)  Annual Incentive Pay

At the beginning of 2006, a performance contract with identified targets and objectives was established between Mr. Mather and the Management Resources and Compensation Committee which included:

•	the financial success of the Corporation as determined by ROACE and cash flow compared to targets established at the beginning of the performance cycle;

•	the performance of the Corporation compared to other integrated oil companies as measured by TSR rank;

•	the strategic positioning of the Corporation for profitable growth and future success as measured by progress on specific strategic initiatives;

•	the quality of the Corporation’s reputation and external relationships with stakeholders and customers;

•	the operational performance of the business as measured by key performance metrics; and

•	the leadership of the Corporation and the strength of its people and succession plan.

Mr. Mather’s annual incentive target is 65 per cent of annual base salary and is modified up or down based on the degree to which the Corporation’s Scorecard and his personal targets and measures are met. Mr. Mather’s annual incentive may not exceed 130 per cent of his annual salary.

SCHEDULE VIII   75

In 2006, Mr. Mather received an annual incentive payment that recognized his role in effectively leading the Corporation in a year where overall Scorecard results were above target. Specifically:

•	The financial results of the Corporation, in general, exceeded expectations in 2006:

>	Return on average capital employed was 18.2 per cent;

>	Capital and predevelopment expenditures reached $2,426 million (excluding the BlackRock Ventures Inc. acquisition) as a result of higher investment in all three of the Corporation’s businesses;

>	TSR for 2006 was 10 per cent, second best in the group of integrated oil companies that includes Petro-Canada, Suncor Energy Inc. and Imperial Oil Limited;

>	The Corporation announced unaudited annual earnings of $1,738 million or $2.11 per Common Share; and

>	Cash flow from operations was $2,614 million in 2006.

•	The objectives set for strategic positioning of the Corporation for profitable growth and success were above target:

>	Obtained Board and regulatory approval for Oil Sands Expansion 1;

>	Successful acquisition of BlackRock Ventures Inc.;

>	Exploration discovery target volume achieved;

>	Growth in basin-centered gas production and reserves;

>	Continued land acquisition to support growth in gas, mineable and in situ production;

>	Successful commissioning and start-up of the Ultra Low Sulphur Diesel projects at Scotford and Montreal;

>	Graduate and experienced hire targets were met in a very challenging market;

>	Recognized by media, NGOs and government as an industry leader in sustainable development;

>	Implemented marketing strategies to streamline channel distribution for improved customer service;

>	Initiated the Eastern Manufacturing Expansion strategy project; and

>	Achieved the successful completion of the first Sarbanes-Oxley s. 404 certification.

Notwithstanding the above achievements, there were also some areas which provide opportunities for improvement in the future:

>	The Corporation’s safety performance, though the best ever achieved by the Corporation, continues to lag behind RDS benchmarks;

>	Turnaround performance in Oil Sands and Oil Products did not meet expectations;

>	Disappointing results from the Tay River wells resulted in a downward revision to the Tay production estimates; and

>	Uncertainty on the regulatory process resulting from the recent Federal Court decisions has resulted in further delays in the Mackenzie Gas Project.

For 2006, Mr. Mather’s annual incentive payment was approximately 82 per cent of his base salary, or approximately 123 per cent of his target.

 76      SCHEDULE VIII

3)  Long Term Incentive Plan

Mr. Mather is eligible to participate in the LTIP. As with other senior executives, Option grants (time and performance-based) are considered on an annual basis and take into account his comparative market position when determining how many new Options will be granted.

Report presented by:

Ronald W. Osborne, Chair
Derek H. Burney
Ida J. Goodreau
Louise Fréchette

Summary Compensation Table

The following table presents a summary of the compensation paid to each individual who served as President and Chief Executive Officer and Chief Financial Officer of the Corporation for the past three years and the next three highest paid executive officers of the Corporation in respect of the financial year ended December 31, 2006 (collectively the “Named Executive Officers”). All amounts are in Canadian dollars unless otherwise noted.

								Long-Term
		Annual Compensation						Incentives [1]
				Annual		Other		Awards
				Incentive		Annual		Securities Under	All Other
Name and		Salary		Pay		Compensation		Options/SARs	Compensation
Principal Position	Year	($)		($)		($) [2]		Granted (#) [3]	($)

Clive Mather	2006	978,750		800,000	[5]	194,643	[7]	330,000	465,746	[8]
President and CEO	2005	895,000		755,000	[5]	193,551	[7]	480,000	423,487	[8]
	2004	347,917	[4]	320,000	5 6	104,280	[7]	–	427,902	8 9

Linda Z. Cook	2004	581,409	[10]	470,000	[11]	388,231	[12]	360,000	161,484	13 14
President and CEO

Cathy L. Williams	2006	451,250		360,000		–		150,000	–
Chief Financial Officer	2005	408,750		310,000		–		222,000	–
	2004	345,000		305,000		–		240,000	–

David C. Aldous	2006	206,815	[16]	105,000	[17]	–		–	–	[18]
Senior Vice President, Oil Products [15]

David Weston	2006	659,597		–		38,631	[20]	–	204,907	[21]
Senior Vice President, Oil Products [19]	2005	510,501		260,000		72,940	[20]	66,000	255,484	[21]
	2004	515,661		410,816		71,290	[20]	66,000	307,951	[21]

H. Ian Kilgour	2006	465,000		345,000		–		150,000	–
Senior Vice President, E&P	2005	437,500		340,000		–		222,000	–
	2004	383,750		400,000		–		240,000	–

Brian E. Straub	2006	430,000		270,000	[23]	–		150,000	–
Senior Vice President, Oil Sands	2005	133,333	[22]	120,000	[23]	–		–	113,365	[24]

Neil J. Camarta	2005	322,500	[25]	290,000	[26]	–		222,000
Senior Vice President, Oil Sands	2004	403,750		275,000		–		240,000	1,270,220	[27]

Notes:

[1]	The Corporation has not issued any Restricted Common Shares or Restricted Share Units and does not have a “long-term incentive plan” as that term is described under applicable disclosure rules.

[2]	Unless otherwise noted, perquisites and other personal benefits do not exceed the lesser of $50,000 and 10 per cent of the total annual salary and annual incentive pay.

[3]	Reflects a three-for-one share split that occurred June 21, 2005.

[4]	Mr. Mather is seconded from Shell International Limited and joined the Corporation on August 1, 2004.

[5]	Mr. Mather elected to convert 75 per cent of his 2006, 2005 and 2004 annual incentive pay ($600,000, $566,250 and $240,000 respectively) to DSUs, pursuant to the Executive DSU Plan.

[6]	In April 2005, Mr. Mather received an annual incentive payment from Shell International Limited for the first seven months of 2004 in the amount of £105,500. That amount is not reflected in the Summary Compensation Table.

SCHEDULE VIII   77

[7]	In 2006, housing and taxable benefits for Mr. Mather were $102,790, in 2005 they were $98,358, and in 2004 they were $28,688 as per Shell Group expatriate programs. These benefits include dependent education assistance and taxable benefits for 2006 of $62,692, for 2005 of $59,568 and for 2004 of $60,851. Other expenses and benefits include vehicle, parking and tax equalization protection.

[8]	Mr. Mather is seconded from Shell International Limited and participates in The Shell Overseas Contributory Pension Fund (“SOCPF”). The Corporations annual cost of contribution to SOCPF’s pension plan for Mr. Mather in 2006 was $465,746, in 2005 was $423,487 and in 2004 was $377,902, which included a one-time special pension fund contribution in the amount of $280,228. See “Retirement and Savings Program”.

[9]	Mr. Mather received a $50,000 relocation allowance as per the expatriate compensation programs of the Shell Group.

[10]	Ms. Cook joined from Shell Expatriate Employment US Inc. on July 1, 2003 and left her position as President and Chief Executive Officer of Shell Canada effective July 31, 2004 to join Royal Dutch Shell plc. Her 2004 salary included an amount of $52,536 for vacation pay that was outstanding as of the date of her departure.

[11]	Ms. Cook’s 2004 annual incentive pay was based on the Corporation’s business performance and Ms. Cook’s salary for the period from January 1 to July 31, 2004.

[12]	The 2004 amount has been restated to include additional tax adjustments made subsequent to publication of the 2005 Management Proxy Circular. This amount includes tax reimbursement and payments on income as per the Expatriate Compensation Program of the Shell Group in the amount of $308,364 restated from $258,218 for 2004 and $75,834 for 2003. Other expenses and benefits included housing, vehicle, parking, dependent education and a commodities and services allowance.

[13]	The Corporation’s cost of contribution to two US pension plans for Ms. Cook was $111,098 in 2004.

[14]	A payment of $38,100 was made to Ms. Cook in recognition of the requirement to surrender Options upon her move to Royal Dutch Shell plc. The payment was based on the difference between the grant price and the price of the Common Shares on July 26, 2004 multiplied by 10,000 Options (50 per cent of the number of Options that would have vested after one year).

[15]	Mr. Aldous joined Shell Canada from Shell Expatriate Employment US Inc. and was appointed Senior Vice President, Oil Products on October 1, 2006.

[16]	The salary figure for Mr. Aldous is not final, as it is subject to tax equalization between Canada and the U.S. Such equalization cannot be calculated until after the April 2007 tax filing deadlines

[17]	Mr. Aldous elected to convert 100 per cent of his 2006 annual incentive pay ($105,000) to DSUs, pursuant to the Executive DSU Plan.

[18]	The Corporation’s annual cost of contribution to two US pension plans for Mr. Aldous in 2006 has not yet been determined. Mr. Aldous also received a service award worth $1,055.

[19]	Mr. Weston resigned effective October 13, 2006.

[20]	Includes housing and taxable benefit as per the expatriate compensation program for 2006 of $38,631, for 2005 of $68,850, and for 2004 of $68,850.

[21]	Mr. Weston was seconded from Shell International Limited and participated in the SOCPF until his resignation effective October 13, 2006. These figures represent the Corporation’s cost of contribution to the SOCPF for Mr. Weston.

[22]	Mr. Straub re-joined Shell Canada from an affiliate company and was appointed Senior Vice President, Oil Sands effective October 1, 2005.

[23]	Mr. Straub elected to convert 100 per cent of his 2006 and 2005 annual incentive pay ($270,000 and $120,000 respectively) to DSUs pursuant to the Executive DSU Plan.

[24]	Includes a relocation allowance of $99,350.

[25]	Mr. Camarta retired effective September 30, 2005.

[26]	Mr. Camarta’s 2005 annual incentive pay is based on the Corporation’s business performance and his salary from the period January 1, 2005 to September 30, 2005.

[27]	Mr. Camarta received a special one-time retirement payment in the amount of $1,050,000 and a lump sum payment for outstanding vacation pay in the amount of $220,220.

Options and Share Appreciation Rights

For a description of the Corporation’s Long-Term Incentive Plan, see “Report on Executive Compensation — Long Term Incentive Plan” on pages 72 and 73 in this Schedule.

 78      SCHEDULE VIII

The following tables present details of grants to the Named Executive Officers during 2006.

Option/SAR Grants During the Most Recently Completed Year

					Market Value of
			Percentage of Total		Securities
	Securities Under		Options/SARs		Underlying Options/
	Options/ SARs		Granted to		SARs on the Date
	Granted		Employees in	Exercise or Base	of Grant
Name	(#)		Financial Year	Price ($/Security)	($/Security)	Expiration Date

Clive Mather	165,000	[1]	6.32%	43.50	43.50	February 6, 2016
	165,000	[2]	9.32%	43.50	43.50	February 6, 2016

Cathy L. Williams	75,000	[1]	2.87%	43.50	43.50	February 6, 2016
	75,000	[2]	4.24%	43.50	43.50	February 6, 2016

David C. Aldous [3]	–		–	–	–	–

David Weston	22,500	[1,4]	0.86%	43.50	43.50	Cancelled [5]
	22,500	[2,4]	1.27%	43.50	43.50	Cancelled [5]

H. Ian Kilgour	75,000	[1]	2.87%	43.50	43.50	February 6, 2016
	75,000	[2]	4.24%	43.50	43.50	February 6, 2016

Brian E. Straub	75,000	[1]	2.87%	43.50	43.50	February 6, 2016
	75,000	[2]	4.24%	43.50	43.50	February 6, 2016

Notes:

[1]	Time-based Options vest over three years from date of grant and include a cash payment feature (tandem share appreciation rights) described under the Compensation Summary section on pages 70 to 73 of this Schedule.

[2]	Performance-based Options vest based at the end of a three-year period based on TSR performance and include a cash payment feature (tandem share appreciation rights) described under the Compensation Summary section.

[3]	Typically, the Corporation issues options to executives near the start of a calendar year. Mr. Aldous joined the Corporation as Senior Vice President, Oil Products on October 1, 2006 and was not eligible for the 2006 award.

[4]	Reflects comparative expected value of award levels of peers employed by member companies of the Shell Group.

[5]	Mr. Weston resigned from his position as Senior Vice President, Oil Products effective October 13, 2006.

The following table presents details of exercises of Options during 2006 and related year-end values for the Named Executive Officers.

Aggregated Option/SAR Exercises During the Most Recently Completed
Financial Year and Financial Year-End Option/SAR Values

					Value of Unexercised
	Securities	Aggregate	Unexercised Options		in-the-Money Options
	Acquired	Value	at FY-End		at FY-End
	on Exercise	Realized	(#)		($)
Name	(#)1 2	($)	Exercisable	Unexercisable	Exercisable	Unexercisable

Clive Mather	–	–	80,001	729,999	1,370,150	6,853,950

Cathy L. Williams	–	–	243,003	494,997	6,700,754	6,795,476

David C. Aldous	–	–	–	–	–	–

David Weston	21,999	396,377	–	99,000	–	1,939,012

H. Ian Kilgour	13,500	438,705	433,803	494,997	12,141,162	6,795,476

Brian E. Straub	–	–	42,000	150,000	1,457,400	1,500

Notes:

[1]	Represents the number of shares acquired on exercise, or the number of options surrendered for cancellation, as a result of electing to receive the equivalent value as cash payment.

[2]	Reflects a three-for-one share split of issued and outstanding shares that occurred on June 21, 2005.

SCHEDULE VIII   79

The following table shows, as of December 31, 2006, compensation plans under which equity securities of the Corporation are authorized for issuance from treasury. This information relates to the LTIP which has been approved by shareholders at previous annual meetings of shareholders. There are no equity plans requiring the issuance of Common Shares of the Corporation not previously approved by shareholders. See the description of the LTIP under “Report on Executive Compensation — Long Term Incentive Plan” in this Schedule.

Securities Authorized for Issuance Under Equity Compensation Plans

(c) Number of
Securities
Remaining Available
for Future Issuance
	(a) Number of		Under Equity
	Securities to be	(b) Weighted -	Compensation Plans
	Issued Upon	Average Exercise	(Excluding
	Exercise of	Price of	Securities in
	Outstanding	Outstanding	Column (a))
Plan Category	Options (#)	Options	(#)

Equity Compensation Plans approved by Security holders	21,407,238	$24.28	25,753,878

Equity Compensation Plans not approved by Security holders	–	–	–

Total	21,407,238	$24.28	25,753,878

Notes:

[1]	Common Shares issuable pursuant to actual grants under the LTIP (column (a)) represent 2.5 per cent of the Corporation’s outstanding Common Shares as at December 31, 2006. Common Shares issuable under the LTIP (aggregate of columns (a) and (c)) represent 5.7 per cent of the Corporation’s outstanding Common Shares as at December 31, 2006.
[2]	A total of 18,838,884 Common Shares had been issued under the LTIP as at December 31, 2006. This represents 2.3 per cent of the Corporation’s outstanding Common Shares as at December 31, 2006.

Retirement and Savings Program

The Corporation’s Retirement and Savings Program (including the Shell Savings Fund described below) applies to all employees of the Corporation and certain of its subsidiaries, excluding expatriates from other member companies of the Shell Group who retain coverage with their home base company.

The Shell Canada 1994 Pension Plan has four components, two defined contribution segments, a defined benefit segment (which is non-contributory except for an optional top-up funded by employee contributions) and a combined defined benefit and defined contribution segment. There are no Named Executive Officers in the defined contribution or combined defined benefit and defined contribution segments. The defined benefit segment is designed to provide a regular pension annuity ascertained by multiplying an individual’s average final earnings (comprised of (i) basic salary plus (ii) annual incentive pay up to 20 per cent of basic salary provided age is 50 and age plus service equals at least 65) for the highest three consecutive years of the last 10 years of service by 1.75 per cent; which is then multiplied by the number of years of defined benefit accredited service from January 1, 1994. Pension is discounted if retirement is initiated prior to achieving age 55 and 80 points (age plus total years of accredited service). Messrs. Straub and Kilgour and Ms. Williams participate in the defined benefit segment of the registered pension plan for service from January 1, 1994.

An individual has the option to purchase an additional annuity ascertained by multiplying an individual’s average final earnings (comprised of (i) basic salary plus (ii) annual incentive pay up to 20 per cent of basic salary if age is 50 and age plus service equals at least 65) for the highest three consecutive years of the last 10 years of service by 0.25 per cent; which is then multiplied by the number of years for which the annuity has been purchased. Premiums for the optional annuity are paid for by the individual and are based on age and years of service. The premium is reviewed annually by the Corporation’s actuary and adjusted as appropriate.

For service prior to January 1, 1994 the pension plan design (which was non-contributory) provides a regular pension annuity ascertained by multiplying an individual’s average final earnings for the highest five consecutive years of the last 10 years of service (basic salary plus annual incentive pay up to 20 per cent of basic salary if age is 50 and age plus service equals at least 65) by one per cent up to the Final Average Years Maximum Pensionable Earnings (“FAYMPE”), as set for the Canada Pension Plan and two per cent above FAYMPE, which is

 80      SCHEDULE VIII

then multiplied by the number of years of accredited service up to December 31, 1993 (maximum 35). In addition, a bridge benefit of average final earnings multiplied by one per cent up to FAYMPE multiplied by years of accredited service is payable up to and including the month of the individual’s 65th birthday. All employees eligible to retire prior to January 1, 1997 remain under the provisions of the program outlined in this paragraph. None of the Named Executive Officers were eligible to retire prior to January 1, 1997.

It has been the Corporation’s practice to retire senior management at age 60. To recognize this earlier than normal retirement age, the Corporation has provided a Senior Staff Retirement Plan which allows a senior executive who retires at age 60 to elect to receive either:

•	a lump-sum payment equal to terminal salary plus a three year rolling average of pensionable annual incentive pay received immediately prior to retirement date multiplied by two; or

•	a supplementary pension equivalent to the straight-life annuity that can be provided by terminal salary plus a three year rolling average of pensionable annual incentive pay received immediately prior to retirement date multiplied by 1.5 which provides benefits consistent with the Corporation’s Retirement and Savings Program.

The Senior Staff Retirement Plan is now closed to new participants.

The following table shows estimated annual benefits payable upon retirement from the Corporation’s Retirement and Savings Program up to age 65. At age 65, the bridge benefit for service prior to January 1, 1994 ceases. Some or all of this bridge benefit may be replaced by government pension benefits.

Pension Plan Table 1

	Years of Service
Remuneration [2]	15	20	25	30	35

$200,000	$60,000	$80,000	$100,000	$120,000	$140,000

250,000	75,000	100,000	125,000	150,000	175,000

300,000	90,000	120,000	150,000	180,000	210,000

350,000	105,000	140,000	175,000	210,000	245,000

400,000	120,000	160,000	200,000	240,000	280,000

450,000	135,000	180,000	225,000	270,000	315,000

500,000	150,000	200,000	250,000	300,000	350,000

550,000	165,000	220,000	275,000	330,000	385,000

Notes:

[1]	Based on total Retirement and Savings Program entitlement, including bridge benefits, optional 0.25 per cent annuity and Savings Fund annuity (see “Retirement and Savings Program”).

[2]	Calculation based on remuneration being equal to average final earnings (see “Retirement and Savings Program”). Remuneration comprises salary and up to 20 per cent of basic salary (if age is 50 and age plus service equals at least 65).

Mr. Mather does not participate in the Corporation’s Retirement and Savings Program as he continues membership in the Shell Overseas Contributory Pension Fund. The Corporation’s cost of contributions to this pension plan for 2006 was $465,746 (see note 8 in the Summary Compensation Table).

SCHEDULE VIII   81

For purposes of computing the total retirement benefit of the Named Executive Officers, the following table sets forth the service accrued prior to January 1, 1994 (“Pre 1994 Service”) and service accrued after December 31, 1993 (“Post 1993 Service”) by the Named Executive Officers as at December 31, 2006.

Years of Credited Service

	Cathy L. Williams	H. Ian Kilgour	Brian E. Straub

Age	56.7	55.6	52.4

Pre-1994 Service	9.2	17.2	16.8

Post-1993 Service (1.75% formula)	1.4	-	6.7

Post-1993 Service (2.00% formula)	11.6	13.0	6.3

The projected annual retirement benefits payable by the Retirement and Savings Program to the Named Executive Officers (assuming, (i) base salaries in future years equals those received during the current year and (ii) pensionable bonus payments equal to 20 per cent of base salaries) are shown in the following table along with the annual pension benefit accrued to December 31, 2006:

Projected Annual Pension Amounts

	Cathy L. Williams	H. Ian Kilgour	Brian E. Straub

Assuming Retirement at Age 60	$274,300	$382,400	$379,200

Assuming Retirement When First Eligible for Unreduced Pension	$212,400	$280,100	$314,700

Accrued to December 31, 2006	$195,300	$280,100	$217,300

The following table illustrates the service cost and year-end benefit obligation in respect of pension benefits payable to the Named Executive Officers using assumptions and methods consistent with those used in Note 9 of the Corporation’s Consolidated Financial Statements for the year ending December 31, 2006 based on earnings and service through December 31, 2006:

2006 Service Cost, Benefit Obligation and Employee Contributions

	Cathy L. Williams	H. Ian Kilgour	Brian E. Straub

Service Cost During 2006	$147,100	$150,100	$143,100

Benefit Obligation at December 31, 2006	$3,382,300	$4,423,400	$3,921,000

Employee Contributions During 2006	$15,500	$15,500	$12,000

It is important to note that the amounts illustrated in the preceding two tables are based on contractual entitlements as well as assumptions that may change over time. The methods used to estimate these amounts will not be identical to the methods used by other issuers and as a result the amounts may not be directly comparable between companies. The key assumptions used to determine the service cost and benefit obligation are consistent with the assumptions used for the Corporation’s Consolidated Financial Statements and outlined in Note 9 to the Consolidated Financial Statements.

Employment Arrangements

Pursuant to Mr. Clive Mather’s employment arrangement with the Corporation, in the event he is terminated as President and Chief Executive Officer of the Corporation for any reason other than gross misconduct prior to July 31, 2008, Mr. Mather will become entitled to a lump sum payment equal to (i) his annual gross salary, if he is terminated prior to July 31, 2007; or (ii) his annual gross salary reduced by 1/12th for each month worked after July 31, 2007 until his termination occurs.

 82      SCHEDULE VIII

Performance Graph — Five Year Total Shareholder Return Comparison

The following graph assumes that $100 was invested on December 31, 2001 in the Corporation’s Common Shares, the S&P/TSX Composite Index and the S&P/TSX Integrated Oil and Gas Index, respectively, and all dividends were reinvested.

SCHEDULE VIII   83

Schedule IX

REPORT OF AUDIT COMMITTEE

Membership

The Board of Directors appointed the Audit Committee at the meeting of the Board of Directors on April 28, 2006 and chose Kerry L. Hawkins to be Chair of the Committee. On November 1, 2006, the Committee was reconstituted following the addition of two new directors to the Board.

The Audit Committee has four members and each member is an independent director, as defined by the Corporation’s Independence Standards. A copy of the Corporation’s Independence Standards is posted on the Corporation’s website at www.shell.ca.

Financial Literacy and Expertise

The members of the Audit Committee have relevant education and experience as follows:

Kerry L. Hawkins:	Mr. Hawkins holds a degree in Business Economics from North Dakota State University.

David A. Galloway:	Mr. Galloway holds a Masters of Business Administration from Harvard Business School. He supervised the Chief Financial Officer of Torstar Corporation for 14 years in his capacity as President and Chief Executive Officer.

David W. Kerr:	Mr. Kerr is a chartered accountant.

Ronald W. Osborne:	Mr. Osborne is a chartered accountant and is a Fellow of the Institute of Chartered Accountants. He was Chief Financial Officer of Maclean Hunter Limited for three years and BCE Inc. for one year and spent 13 years with a predecessor of Ernst & Young LLP auditing Canadian public companies.

The Board of Directors has determined that each member of the Audit Committee is financially literate. The Board of Directors has also determined that David A. Galloway, David W. Kerr and Ronald W. Osborne each have accounting or related financial management expertise and are independent (as defined in the United States by the New York Stock Exchange) and qualified to be an audit committee financial expert (as defined by the U.S. Securities and Exchange Commission (“SEC”)).

Charter

A copy of the Audit Committee Charter is included in this Schedule IX on page 87.

Meetings — 2006

The Audit Committee held eight meetings in 2006 and, among other matters, considered the following:

•	Discussed with management and the external auditors current and emerging accounting principles and practices and significant disclosure matters and received reports from management on major accounting principles proposed for implementation by the Corporation.

•	Reviewed the annual and interim financial statements, including Management’s Discussion and Analysis, and press releases containing material financial information prior to approval by the Board for publication and filing with the securities regulators.

 84      SCHEDULE IX

•	Approved the interim financial statements and press releases, including Management’s Discussion and Analysis, for the three months ended March 31, 2006, the six months ended June 30, 2006 and the nine months ended September 30, 2006 pursuant to a delegation from the Board of Directors.

•	Reviewed and recommended to the Board for approval the external auditors fees for 2005 and recommended to the Board the reappointment of PricewaterhouseCoopers LLP as the Corporation’s external auditors for 2006.

•	Received six reports from and met with the external auditors to discuss the scope, objectives and responsibilities of the annual audit, the results of the audit, their assessment of the Corporation’s accounting, financial and management controls and procedures and their statement on independence from the Corporation. The external auditors attended seven meetings and met seven times with the Audit Committee separate from management.

•	Received five reports from and met with the Corporation’s General Auditor to discuss business control and compliance audits conducted by internal audit, including compliance with the Corporation’s Statement of General Business Principles and Code of Ethics, and internal audit’s mandate, objectives, goals, budget and staffing. The Audit Committee met seven times with the General Auditor separate from management and the external auditors.

•	Received seven reports from and met with representatives of the Corporate Governance department in relation to the Sarbanes-Oxley Section 404 compliance program with focus on the development of an internal framework for evaluating and reporting on the effectiveness of the Corporation’s internal control over financial reporting.

•	Received a report from management on the Corporation’s disclosure controls and procedures and reviewed with management the financial reporting process and internal controls.

•	Received two reports from management on the Corporation’s anti-fraud control program for 2006.

•	Reviewed and recommended to the Board of Directors various changes to the Corporation’s internal financial authorities.

•	Reviewed the current and emerging U.S. and Canadian disclosure requirements and the Committee’s procedures and responsibilities.

•	Reviewed and pre-approved the audit and permitted non-audit services to be provided by the external auditors.

•	Confirmed with management that there were no unresolved issues or difficulties between management and the external auditors that could affect the financial statements and reviewed with management the overall performance of the external auditors.

•	Reviewed and approved the external auditors’ engagement letter, audit plan and estimated fees for 2006.

•	Received and approved the 2005 expenses of the President.

•	Reviewed and recommended to the Board of Directors the redemption by the Corporation of the outstanding 100 four per cent cumulative redeemable preference shares held by Shell Investments Limited.

•	Reviewed and recommended to the Board for approval, the 2005 Annual Information Form, the 2006 Management Proxy Circular, the Management’s Discussion and Analysis contained in the 2005 Annual Report and the Consolidated Financial Statements for the year ended December 31, 2005, together with the auditors’ report thereon, for filing with the Canadian securities regulators and the Form 40-F for filing with the SEC.

•	Received a report from management on the Corporation’s risk assessment review for 2006.

SCHEDULE IX   85

Meetings — First Quarter of 2007

The Audit Committee held three meetings in the first quarter of 2007 and, among other matters, considered the following:

Financial Disclosure

The Audit Committee reviewed and discussed with management and the external auditors the 2006 Annual Information Form, Management’s Discussion and Analysis contained in the 2006 Annual Report and the Consolidated Financial Statements for the year ended December 31, 2006. Based on this review and discussion, and the report of the external auditors, the Audit Committee recommended to the Board of Directors the approval of the 2006 Annual Information Form, Management’s Discussion and Analysis contained in the 2006 Annual Report and the Consolidated Financial Statements for the year ended December 31, 2006, together with the auditors’ report thereon, for filing with the Canadian securities regulators and the Form 40-F for filing with the SEC.

Reappointment of External Auditors

The Audit Committee recommended to the Board of Directors that the shareholders be asked to reappoint PricewaterhouseCoopers LLP as the Corporation’s external auditors for 2007.

Report presented by:

Kerry L. Hawkins, Chair
David Galloway
David W. Kerr
Ronald W. Osborne

 86      SCHEDULE IX

Audit Committee Charter

PART I – CONSTITUTION AND COMPOSITION

1.1  Committee

The Audit Committee (the “Committee”) is established by the Board of Directors (the “Board”) of Shell Canada Limited (the “Corporation”) to assist the Board in fulfilling its oversight responsibilities by reviewing financial information, systems of internal financial, business and anti-fraud controls, and the audit process. The Committee’s objectives are to:

(a)	Serve as an independent and objective party to monitor the Corporation’s financial reporting process and internal financial and business control system.

(b)	Review the effectiveness of the overall process for identifying and managing principal business risks and the adequacy of the related disclosure.

(c)	Review and assess the audit findings of the Corporation’s external and internal auditors.

(d)	Provide an open avenue for communication between the external auditors, management, the internal auditors and the Board.

It is recognized that the Committee will be acting only within the terms of reference set out herein and it is not intended that the Committee shall usurp any of the powers or responsibilities of the Board as set out in the Canada Business Corporations Act or the By-laws of the Corporation.

1.2  Composition

The Committee shall be composed of such number of directors as determined by the Board but not less than three. Each member shall be an independent 1 director.

1.3  Appointment of Committee Members

The Committee shall be appointed by the Board at the first meeting of the Board following the Annual Meeting of shareholders. The Board may from time to time, in its discretion, remove members of the Committee and appoint other members.

1.4  Vacancies

Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board, and shall be filled by the Board if the membership of the Committee is fewer than three directors.

[1]	Defined by the Canadian Securities Administrators in Multilateral Instrument 52-110 as a director who has no direct or indirect material relationship with the Corporation.

SCHEDULE IX   87

1.5  Qualifications

In an effort to foster a diverse Committee, members may have a background in other areas other than finance but all members must be financially literate 2 and at least one member of the Committee shall have accounting or related financial management expertise 3 and be considered an audit committee financial expert 4. The designation of an individual as an “audit committee financial expert” does not impose any duties, obligations or liability on that individual that are greater than those imposed on that individual as a member of the Committee nor does such designation affect the duties, obligations or liability of any other member of the Committee or the Board 5.

PART II – COMMITTEE PROCEDURE

2.1  Rules and Procedures

The Committee shall fix its own rules and procedures from time to time (subject to any specific instructions given by the Board) and shall meet where and as provided by such rules, but in every case the presence of a majority of the members of the Committee shall be necessary to constitute a quorum.

2.2  Committee Chair and Secretary

The Board shall choose one of the Committee members to be Chairman and, unless otherwise ordered by the Committee, the Secretary or an Assistant Secretary of the Corporation shall be the Secretary of the Committee.

2.3  Meetings

The Committee shall meet at least four times annually, normally in conjunction with a Board meeting, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee shall also meet with the internal auditors, management and the external auditors in separate executive sessions to discuss matters privately.

2.4  Decisions

Decisions of the Committee shall be evidenced by resolutions passed at the meetings of the Committee and recorded in the minutes of such meeting or by an instrument in writing signed by all the members of the Committee and such resolutions shall constitute authority for appropriate action by management.

2.5  Minutes

A copy of the minutes of each meeting of the Committee or a copy of any instruments in writing evidencing decisions of the Committee shall be transmitted promptly by the Secretary of the Committee to each member of the Committee, to the Corporation’s Chief Financial Officer, the Controller, the General Auditor and the external auditors.

2.6  Reporting to the Board of Directors

The Chairman of the Committee shall report to the Board at its next meeting following any meeting of the Committee or following the signing of any instrument in writing evidencing a decision or recommendation of the Committee.

[2]	Defined by the Canadian Securities Administrators in Multilateral Instrument 52-110 as the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

[3]	The ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian generally accepted accounting principles.

[4]	Defined by the Securities and Exchange Commission in the rules adopted to implement section 407 of the Sarbanes-Oxley Act of 2002 as a person who has (1) an understanding of generally accepted accounting principles and financial statements; (2) the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; (3) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more persons engaged in such activities; (4) an understanding of internal controls over financial reporting; and (5) an understanding of audit committee functions.

[5]	As provided in the rules adopted by the Securities and Exchange Commission to implement section 407 of the Sarbanes-Oxley Act of 2002.

 88      SCHEDULE IX

2.7  Authority to Engage Advisors

The Committee shall have the authority to engage outside advisers, including counsel, as it determines necessary to carry out its duties. The Corporation shall provide appropriate funding to compensate any such adviser, as determined by the Committee in its capacity as a committee of the Board.

PART III – MANDATE OF THE COMMITTEE

3.1  Financial Reporting and Process Review

The Committee shall deal with the following matters:

(a)	Review changes in accounting principles and practices followed by the Corporation, and discuss accounting and reporting rules and proposals of regulatory bodies with management and the external auditors.

(b)	Review the annual financial reports (including Management’s Discussion and Analysis) and other documents containing financial information (including press releases) that is likely to be material and recommend approval to the Board prior to submission to securities commissions as required by any regulatory authority.

(c)	Review the interim financial statements (including Management’s Discussion and Analysis) for each interim period in a financial year prior to public announcement and filing with securities commissions.

(d)	Approve the interim financial statements for the first nine months of a financial year prior to public announcement, filing with securities commissions and delivery to security holders, and for any other interim period in a financial year if a meeting of the Board will not be held prior to public announcement.

(e)	Satisfy itself that there are no unresolved issues between management and the Corporation’s external auditors or other difficulties encountered by the external auditors that could affect the financial statements.

(f)	Include in the Management Proxy Circular each year a copy of the Mandate of the Committee and a report to shareholders on the Committee’s activities in satisfying its responsibilities during the year in compliance with these terms of reference.

3.2  Internal Financial, Business and Anti-Fraud Controls

The Committee shall deal with the following matters:

(a)	Review with the internal auditors the objectives and goals, staffing plans and financial budget of the department.

(b)	Review and approve the internal auditors’ mandate, including internal audit’s purpose, authority and responsibility.

(c)	Review with management the quality and depth of staffing and, if appropriate, recommend the appointment or replacement of the General Auditor.

(d)	Meet the General Auditor, either at the request of the General Auditor or on its own initiative, to discuss significant audit findings and management’s response.

(e)	Receive from management an overview of the risks, policies, procedures and controls surrounding the integrity of financial reporting.

(f)  Review the Corporation’s anti-fraud program.

(g)	Review the effectiveness of the overall system of internal controls and the anti-fraud program and the process for identifying and managing principal business risks and provide its view to the Board.

(h)	Review with management and external auditors compliance with the Corporation’s Statement of General Business Principles and Code of Ethics, and review any significant or unusual transactions or questionable payments which have come to their attention.

(i)	Review the Corporation’s procedures for (a) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and (b) the confidential, anonymous submission by employees of the

SCHEDULE IX   89

Corporation of concerns regarding questionable accounting or auditing matters, and, if appropriate, recommend that an additional or replacement complaints procedure be established.

(j)	Review annually the expenses of the President.

3.3  External Auditors

The Committee shall deal with the following matters:

(a)	Meet the external auditors independently of management, either at the request of the external auditors or on its own initiative, to consider matters, both qualitative and quantitative, which the external auditors believe should be brought to the attention of the Board or shareholders.

(b)	Review and approve the services to be provided by the external auditors, whether audit or non-audit, prior to the commencement of such services.

(c)	Review the annual audit plan with the external auditors.

(d)	Specify the categories of non-audit services that the external auditors are prohibited from providing to the Corporation.

(e)	Review the external auditors’ evaluation of the Corporation’s internal control systems and procedures.

(f)	Review the external auditors’ engagement letter and estimated and final compensation for each approved service.

(g)	On an annual basis, review and discuss with the external auditors all significant relationships the external auditors have with the Corporation to establish independence.

(h)	Require the external auditors to submit a formal written statement delineating all relationships between the external auditors and the Corporation.

(i)	Review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of any of its external auditors.

(j)	Oversee and review the performance of the external auditors and if appropriate recommend the replacement of the external auditors.

(k)	Recommend to the Board the selection of the external auditors, with special considerations for independence and effectiveness, and the compensation of the external auditors.

3.4  Other Responsibilities

In addition, the Committee shall perform any other responsibilities that may be delegated to it by the Board from time to time. The Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes for approval.

3.5  Non-Exhaustive List

The foregoing list of duties is not exhaustive, and the Committee may, in addition, perform such other functions as may be necessary or appropriate for the performance of its responsibilities.

3.6  Oversight Function

While performing the duties of the Committee, as described in this Charter, the members of the Committee will be guided by the understanding that its role is to provide meaningful and effective oversight and counsel to the Corporation’s management, without assuming responsibility for management’s day-to-day duties. The Committee, while exercising constructive skepticism, will rely on the financial reporting expertise and judgment of full time managers and accounting professionals. The Committee shall act within the scope of its authority upon the matters referred to below, but may submit recommendations on specific matters at its discretion to the Board for decision.

 90      SCHEDULE IX

Schedule X

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

The Corporation, in the course of its regular business, engages in routine transactions with other affiliates of RDS, including provision of technical services and charters of ocean tankers. In addition, the Corporation is a party to a research cost sharing agreement with a subsidiary of Shell Petroleum N.V.

During 2006, the Corporation purchased $6,529 million of crude oil, petroleum products, chemicals and services and sold $2,435 million of natural gas, petroleum products and chemicals from and to Shell International Trading Company and other affiliates of RDS. These transactions were made at standard commercial rates and terms.

Service fees, which represent approximately one per cent of these routine transactions, are at cost.

Reference is also made to “Related Party Transactions” on page 48 of the Annual Report.

In the ordinary course of business, the Corporation and its subsidiaries enter into transactions with other entities of which a director of the Corporation also serves as a director or officer. These other entities are identified in the Statement of Corporate Governance Practices in Schedule VI of this Annual Information Form.

SCHEDULE X   91

Schedule XI

AUDITORS

PricewaterhouseCoopers LLP have been the auditors of the Corporation for the past five years and were first appointed in 1925.

For each of 2006 and 2005, the following fees were approved for or paid to PricewaterhouseCoopers LLP:

	Year Ended		Year Ended
	December 31,		December 31,
	2006		2005
Audit Fees	$1,502,000	[1]	$1,697,000	[1]
Audit-related Fees	$492,000	[2]	$452,000	[2]
Tax Fees	$105,000	[3]	$190,000	[3]
All Other Fees	–		–
Total	$2,099,000		$2,339,000

Notes:

[1]	Audit fee for Shell Canada and subsidiary companies and audit and assurance procedures, including procedures related to the Sarbanes-Oxley Act of 2002.

[2]	Legislative compliance advice, sustainability audit report and ISO 14001 re-registration audit.

[3]	Commodity tax compliance matters.

 92      SCHEDULE XI

Schedule XII

PRINCIPAL HOLDERS OF THE CORPORATION’S SECURITIES

The Corporation is authorized to issue an unlimited number of Common Shares, an unlimited number of four per cent cumulative redeemable preference shares and an unlimited number of preferred shares, each of which carries the right to one vote per share. As of March 8, 2007, there were approximately 825,831,826 Common Shares, each of which carries the right to one vote per share, and no four per cent cumulative redeemable preference shares or preferred shares outstanding. The Corporation’s Common Shares trade on the Toronto Stock Exchange under the symbol “SHC”.

Ownership of Shell Canada Limited is divided between public shareholders (approximately 22 per cent of the Common Shares) and Shell Investments Limited (approximately 78 per cent of the Common Shares or 643,308,858 shares of that class). Shell Investments Limited is owned by Shell Petroleum N.V. which, in turn, is owned by Royal Dutch Shell plc, an English company with headquarters in the Netherlands.

To the knowledge of the directors and officers of the Corporation, no other person beneficially owns directly, indirectly, or exercises control or direction over, shares carrying more than 10 per cent of the votes attached to any class of shares of the Corporation.

SCHEDULE XII   93

For Information:
Investor Relations
Shell Canada Limited
Shell Centre
400 — 4th Avenue S.W.
Calgary, Alberta, Canada T2P 0J4
Telephone (403) 691-2175
www.shell.ca
PRINTED IN CANADA